Rule 12g3-2(b)
Exemption No. 82-34837

[redacted]

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, ON M5J 2T3

2. **Date of Material Change**

April 1, 2008

3. **News Release**

On April 1, 2008, Fraser Papers Inc. issued a news release through Marketwire. A copy of this news release is attached as Schedule "A".

4. **Summary of Material Change**

Fraser Papers Inc. announced that it had reached an agreement to increase the Company's revolving credit facility with CIT Business Credit Canada Inc.

5. **Full Description of Material Change**

Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced that it had reached an agreement to increase the Company's revolving credit facility with CIT Business Credit Canada Inc. by $25 million to $115 million. In addition, the term of the facility will be extended for an additional three-year period, to expire in April of 2011.

In support of the increased credit facility, the Company's principal shareholder, Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX:BAM) has agreed to guarantee up to $25 million of the Company's borrowings under the facility. The Company has agreed to pay a guarantee fee and to provide Brookfield with a fixed first charge over certain of the Company's property plant and equipment while the guarantee is outstanding.

6. **Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102**

not applicable

7. **Omitted Information**

not applicable

8. **Executive Officer**

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. **Date of Report**

April 8, 2008

dw 6/3

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE **Fraser**Papers

Fraser Papers Secures Expanded Credit Facility

(All monetary references are in U.S. dollars unless otherwise noted)

Toronto, ON (April 1, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has reached an agreement to increase the Company's revolving credit facility with CIT Business Credit Canada Inc. by $25 million to $115 million. In addition, the term of the facility will be extended for an additional three-year period, to expire in April of 2011.

In support of the increased credit facility, the Company's principal shareholder, Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX:BAM) has agreed to guarantee up to $25 million of the Company's borrowings under the facility. The Company has agreed to pay a guarantee fee and to provide Brookfield with a fixed first charge over certain of the Company's property plant and equipment while the guarantee is outstanding.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE **Fraser**Papers

Fraser Papers Announces First Quarter Financial Results

(All financial references are in U.S. dollars unless otherwise noted)

TORONTO, ON (April 30, 2008) – Fraser Papers Inc. (TSX:FPS) ("Fraser Papers" or the "Company") today reported financial results for the first quarter ended March 29, 2008. The Company generated a net loss of $19.1 million or $0.44 per share. Input cost pressures and weak lumber markets offset continuing operating improvements and higher pricing realized in the Company's paper and pulp operations.

HIGHLIGHTS

- Realized higher average prices from paper sales of 5% or $44 per ton over fourth quarter results and hardwood pulp increases of $12 per tonne or 2%. Additional revenue generation during the quarter was $7.4 million.
- Continued operational improvements added $9.5 million during the quarter, compared to the same quarter last year, but were offset by $10.1 million in increased fibre, energy and chemical prices and an $11.5 million impact from a higher Canadian dollar.
- Reduced debt with the closing of a $60 million rights offering to shareholders. The Company's net debt to net debt plus equity ratio was lowered to 11% at quarter end.
- Subsequent to the quarter end, increased availability under the Company's credit facilities with a $25 million expansion and a three-year extension to Fraser Papers' existing $95 million working capital line.

"Similar to other producers in the sector, we continued to be challenged by cost pressures in the quarter," said Peter Gordon, President and CEO of Fraser Papers. "We have shown improvement in a number of areas through energy efficiency, higher throughput in our paper and pulp operations, operating efficiency and reductions in fixed costs. Despite these accomplishments, rising input costs continue to outpace our operating initiatives. We believe that our efforts to improve our top line, reduce costs at our operations, pay down debt and increase our liquidity will ultimately be rewarded."

FINANCIAL SUMMARY

	Three Months Ended		
US$MILLIONS, EXCEPT PER SHARE AMOUNTS	**Mar 29, 2008**	Dec 31, 2007	Mar 31, 2007
EBITDA	**$ (11.9)**	$ (17.3)	$ (2.0)
Loss	**$ (19.1)**	$ (20.4)	$ (9.9)
Per share	**$ (0.44)**	$ (0.69)	$ (0.34)

RESULTS OF OPERATIONS

EBITDA in the first quarter of 2008 was a loss of $11.9 million, compared to an EBITDA loss of $17.3 million in the fourth quarter of 2007 when the Company took maintenance downtime at two operations for a total impact of $8.5 million. Excluding the impact of planned maintenance downtime in the fourth quarter, EBITDA in the first quarter was $3.1 million lower. The impact of increased prices for oil, purchased fibre and chemicals were only partly offset by increased selling prices for many of the Company's paper and pulp products. Relative to the fourth quarter, the Company achieved price and

mix improvement of $7.4 million, but cost increases related to uncontrollable inputs offset most of this benefit. The impact of foreign exchange on the Company's Canadian operations during the quarter was modestly favorable compared to the fourth quarter as exchange rates averaged C$1.00=US$1.00 compared to C$1.00=US$1.02 in the fourth quarter. The Company realized a further improvement of C$1.00=US$0.98 for the quarter as a result of its cash flow hedging program.

Compared to results in the first quarter of 2007, the Company was negatively impacted by $10.1 million from higher costs for fibre, energy and chemicals. In addition, the rise in the Canadian dollar from C$1.00=US$0.85 added $11.5 million to costs due to the negative currency impact on the Company's costs. These cost increases were partly offset by higher selling prices, improved fibre and energy usage and other cost reductions.

During the first quarter of 2008, realized prices for the Company's paper products improved by $44 per ton or 5% over the fourth quarter of 2007 as the Company implemented price increases in most of its specialty printing and packaging segments. Commodity groundwood markets were strong reflecting supply tightness and allowing for better price realizations, albeit on lower volumes. Compared to the first quarter of 2007, average net selling prices for the Company's paper products improved by $24 per ton or 2.5%.

Total paper shipments were 3% higher than the first quarter of 2007, despite reduced production capacity as a result of the permanent closure of two paper machines during 2007. The increase included a 28% increase in shipments of specialty packaging paper and a 32% increase in high-bright groundwood grades. Shipments of specialty printing grades were 27% lower reflecting the substitution of groundwood papers in traditional freesheet applications.

Shipments of northern bleached hardwood kraft pulp from the Company's pulp mill in Thurso, Quebec increased 13% over the fourth quarter of 2007, when the mill took one week of downtime for annual maintenance. Shipments also improved 13% over the first quarter of 2007 as the Company's pulp operations benefitted from improved production and strong demand. Pulp markets continued to be strong in the quarter as reference prices increased 16% over the first quarter of 2007, reflecting tight global supply and increased demand in Europe and Asia.

Lumber markets remained weak during the quarter reflecting the continued downturn in the U.S. housing market. Sales volumes were down 37% from fourth quarter levels and 40% from the first quarter of 2007 as the Company took significant downtime at three of its four sawmill operations. The Company's mills in Plaster Rock and Juniper, New Brunswick were down for the entire quarter, while the Company's mill in Ashland, Maine was shut down for eight weeks. These three mills have combined annual capacity of 330 MMfbm.

BUSINESS INITIATIVES

Price and Product Mix Improvement

In response to rising input costs and other market influences, the Company implemented price increases across its paper product lines during the quarter resulting in an average increase of $44 per ton of paper, including the mix impact. The net impact over the fourth quarter was $6.7 million. Higher prices related to the Company's sales of hardwood pulp of $12 per tonne provided an additional $0.7 million.

Market Focus and Competitive Advantage

Fraser Papers' strategy focuses on innovation and the development of value-added products for niche paper segments that meet our customers' needs. During the first quarter, the Company increased its shipments of specialty high-bright groundwood grades as well as specialty packaging papers. Shipments of packaging papers were focused on coated bag papers designed to replace plastic and foil. In addition, the Company increased shipments of its lightweight, treated sandwich wrap papers designed for quick service restaurants.

Margin Improvement and Cost Reduction

Cost input pressures have continued to impact all manufacturers, including Fraser Papers. Since the first quarter of 2007, benchmark prices for oil have increased 73%, the Canadian dollar has strengthened by 17% and fibre and chemical costs have increased by 6%. The combined negative effect of these factors on Fraser Papers' results in the quarter was $21.6 million dollars, compared to the first quarter of 2007. Fraser Papers has implemented price increases for all of its pulp and paper products over the past year, but these price increases have not kept pace with cost escalation.

The Company continues to emphasize initiatives to reduce costs by reducing fixed costs, improving efficiencies and optimizing the use of raw materials. The Company believes these initiatives will position Fraser Papers to benefit when costs ease.

At the end of the first quarter, the Company completed the installation of a heat exchange system at its market pulp mill in Thurso, Quebec. The heat exchanger is currently performing at expectations and is expected to result in annual savings of approximately $1.4 million through the reduction in oil consumption.

In 2007, an oil fired boiler and turbine in Edmundston, New Brunswick was shut in conjunction with the permanent closure of two paper machines at the Company's East Papers operations. In the first quarter of 2008, oil consumption at Edmundston was lower by 50,000 barrels resulting in quarterly savings of $3.9 million at today's oil price. Full year savings are expected to exceed $5.0 million. In addition to the oil savings, fixed costs of $1.7 million were eliminated as a result of the paper machine closures.

The Company's sawmills have been negatively impacted by a 61% drop in housing starts since peak levels in 2006. These sawmills have traditionally provided a strategic supply of economical woodchips to the Company's East Papers operations. However, record low lumber prices have made running the sawmills uneconomic. Alternative woodchip procurement strategies have allowed the Company to temporarily close its sawmills during this period of low lumber prices.

Financing

On January 22, 2008, the Company completed the issue of 20.7 million common shares pursuant to a rights offering to its existing shareholders. Total proceeds of C$59.9 million were used to repay amounts outstanding under the Company's revolving credit facility. In support of the rights offering, Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) ("Brookfield") purchased 18.8 million shares of the Company and, as a result, increased its holdings to approximately 70.5% of the total common shares outstanding.

Subsequent to the end of the quarter, the Company amended its existing revolving credit facility to extend the term of the facility and to increase maximum borrowings under the facility. Maximum borrowings under the facility have been increased to $115.0 million and the term of the facility has been extended three years to April 2011. The increased borrowing capacity is supported by a $25 million guarantee by Brookfield and provides the Company adequate liquidity to execute its 2008 business plan.

OUTLOOK

Consolidation and rationalization in the broader paper industry have contributed to a better balance between supply and demand fundamentals in the market. As a result, Fraser Papers experienced positive momentum for pricing of its paper products in the first quarter. While not yet able to offset significant increases in input costs, the Company anticipates additional price increases will be necessary to respond to these increased pressures. The Company continues to closely monitor the potential impact on overall sales volumes should the North American economy slow, as expected.

Markets for the Company's northern bleached hardwood pulp remain firm with demand from Europe and Asia at high levels. Recent increases in global hardwood capacity appear to have been fully absorbed. A $20 per tonne price increase was announced for April 1, 2008 and appears to have been implemented.

Lumber prices are not expected to improve materially over the balance of the year, reflecting the severe downturn in the U.S. housing industry. Significant inventories of unsold homes continue to overhang the market. Operation of the Company's four sawmills will be dependent on the availability of economic wood fibre to feed its Edmundston pulp mill and the requirement to process remaining log inventories.

During the quarter, Fraser Papers strengthened its balance sheet with $60 million in proceeds from a rights offering to its shareholders. The issue was backstopped by Brookfield, the Company's largest shareholder. Subsequent to quarter end, the Company secured a $25 million expansion and a three-year extension to its credit facility. With a longer term and increased borrowing capacity provided by the recent financing, the Company's management has the opportunity to focus on the key drivers of the business namely, energy, fibre, throughput and process efficiencies, to achieve further cost reduction at all its operations.

ANNUAL MEETING OF SHAREHOLDERS

Fraser Papers' annual meeting of shareholders will be held at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Canada on Thursday, May 1, 2008 at 10:00 a.m. The web cast of the meeting can be accessed on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice-President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the potential benefit of price increases, market share, the effectiveness of energy initiatives in reducing oil consumption, the Company's liquidity position, expectations and estimations with respect future market conditions, operation of the Company's sawmills, expectations with respect to the Company's operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. The words "anticipate", "will", "expect", "result", "provide", "continue", "approximately", "can", "depend", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance, achievements or market position of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, the U.S. housing industry, demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, the availability of wood fibre, log inventories and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F1 - Certification of Annual Filings

I, Glen McMillan, Senior Vice President and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

signed "*Glen McMillan*"

Glen McMillan
Senior Vice President and Chief Financial Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F1 - Certification of Annual Filings

I, Peter Gordon, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP;

   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 31, 2008

signed "*Peter Gordon*"

J. Peter Gordon
President and Chief Executive Officer

NEWS RELEASE

FraserPapers

Fraser Papers Secures Expanded Credit Facility

(All monetary references are in U.S. dollars unless otherwise noted)

Toronto, ON (April 1, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has reached an agreement to increase the Company's revolving credit facility with CIT Business Credit Canada Inc. by $25 million to $115 million. In addition, the term of the facility will be extended for an additional three-year period, to expire in April of 2011.

In support of the increased credit facility, the Company's principal shareholder, Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX:BAM) has agreed to guarantee up to $25 million of the Company's borrowings under the facility. The Company has agreed to pay a guarantee fee and to provide Brookfield with a fixed first charge over certain of the Company's property plant and equipment while the guarantee is outstanding.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

FRASER PAPERS INC.

ANNUAL INFORMATION FORM

March 31, 2008

TABLE OF CONTENTS

GLOSSARY

Biomass: bark used as fuel to operate cogeneration facilities or boilers

CAAF: Contrat d'approvisionnement et d'aménagement forestier (Timber supply and forest management agreements)

Chemical pulp: pulp produced from wood chips using chemical processes to break the bonds between the wood fibres

Cogeneration: generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies

Crown licenses: licenses granted by provincial governments to companies which allow those companies to harvest trees on the licensed land

Dimension lumber: wood that is milled into standard sizes for construction uses

fbm: foot-board measure (board foot) — one square foot of lumber one inch thick

Fine paper: uncoated freesheet paper

Freehold timberland: land that is wholly owned

Groundwood paper: paper with mechanical pulp as its major component, which differs from newsprint in brightness, surface characteristics and end-uses

Kraft or sulphate pulp: chemical pulp produced by an alkaline cooking process using sodium sulphate

Market pulp: pulp sold on the open market between non-affiliated companies

Mechanical pulp: pulp produced from roundwood or wood chips by mechanically breaking the bonds between wood fibres

Mfbm (MMfbm): thousand (million) foot board measure

Paperboard: a thick paper used to produce rigid boxes and a variety of packaging applications

Release paper: paper designed to be easily removed from sticky surfaces, such as the backing paper for labels

Roundwood: Wood fibre in log form

Silviculture: the science of forest management

Slurry form: pulp in wet form before any drying and/or baling

Sulphite pulp: chemical pulp produced by an acid cooking process using magnesium or calcium bisulphite

Technical specialty papers: uncoated freesheet papers which require a high degree of technical expertise to produce and are manufactured to customer specifications

Thermal base paper: paper coated with a heat-sensitive material that changes colour when heat is applied in a thermal printer

Tonne: metric ton 1,000 kilograms or approximately 2,205 pounds

Uncoated freesheet paper: paper with bleached chemical pulp as its major raw material, also known as fine paper

Wood pulp: wood fibres produced from solid wood or wood chips for use in the production of paper, paperboard and other products

CORPORATE STRUCTURE

Fraser Papers Inc. is a corporation existing under the laws of Canada. The registered and principal office of Fraser Papers Inc. is Suite 200, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

In this Annual Information Form, "Fraser Papers", "we", "us" and "our" refers to Fraser Papers Inc. and its consolidated subsidiaries and affiliates. "Company" or "Corporation" means Fraser Papers Inc. as a separate corporation, unless the context implies otherwise. "Norbord" means Norbord Inc. and its consolidated subsidiaries.

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Quebec, Maine and New Hampshire. The Company is listed on the Toronto Stock Exchange under the symbol: FPS. Additional information is available on the Fraser Papers website at www.fraserpapers.com.

At March 31, 2008 Brookfield Asset Management Inc. (together with its subsidiaries, "Brookfield"), a diversified Canadian based corporation, owned directly, or indirectly, approximately 70.5% of the outstanding Common Shares of the Company.

Subsidiaries

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned
FPS Canada Inc.	Canada	100%
Fraser Papers Holdings Inc.	Delaware	100%
Fraser Papers Limited	Maine	100%
Fraser Timber Limited	Maine	100%
Fraser N.H. LLC	Delaware	100%
Katahdin Services Company LLC	Maine	100%

There are no voting or non-voting securities issued by any of these companies that are not 100% owned by Fraser Papers.

FPS Canada Inc. manages the Company's pulp and sawmill assets in Canada. These include: a pulp mill in Edmundston, New Brunswick; a market pulp mill in Thurso, Quebec; and sawmills in Juniper and Plaster Rock, New Brunswick.

Fraser Papers Holdings Inc. holds Fraser Papers investments in Fraser Papers Limited and Fraser Timber Limited.

Fraser Papers Limited owns and manages Fraser Papers' paper operations in Madawaska, Maine. Fraser Papers Limited is the sole member of Fraser N.H. LLC. In addition, Fraser Papers Limited is the sole member of Katahdin Services Company LLC which manages the operations of Katahdin Paper Company LLC ("Katahdin"), an indirect subsidiary of Brookfield.

Fraser N.H. LLC owns and operates a paper mill in Gorham, New Hampshire. Fraser N.H. LLC shut down a hardwood kraft pulp mill in Berlin, New Hampshire in April 2006 as described in "Changes in the Business since 2005".

Fraser Timber Limited owns and manages Fraser Papers' two sawmill operations in Masardis and Ashland, Maine.

Fraser Papers' reporting currency is the United States dollar. **All references to "$" or "dollars" in this Annual Information Form are to U.S. dollars unless otherwise specified.**

GENERAL DEVELOPMENT OF THE BUSINESS

Fraser Papers was established as a stand-alone company on June 30, 2004. Prior to that date, the operations of Fraser Papers constituted the Timber and Paper segments of Norbord.

Fraser Papers' Strategy

Our long term objective is to provide our shareholder with a 12% return on equity over the long term. Fraser Papers operates in one business segment (the Paper segment) and manufactures paper, pulp and lumber. Prior to January 31, 2006, Fraser Papers operated a Timber segment which included the timberland operations of Fraser Papers' freehold timber operations as well as the management of Crown licenses in New Brunswick. The Maine timberlands operations were sold in May, 2005 while the freehold timberlands in New Brunswick were sold in January, 2006. Commencing in 2006, the management of Crown licenses is included in the Paper segment.

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance.**

Fraser Papers believes that a focus on improving product margins is key to increasing shareholder value. The Company focuses on improving product mix and customer mix, volume and cost reductions. During 2007, Fraser Papers generated margin improvements of $22.9 million relative to 2006. In 2006, Fraser Papers generated margin improvements of $30.9 million relative to 2005.

Fraser Papers has completed a number of asset repositioning initiatives to ensure optimal allocation of capital. During 2005, Fraser Papers completed the sale of its pulp and paper mill in Wisconsin, sold approximately 240,000 acres of freehold timberlands in Maine and sold its paperboard business in New Brunswick. During 2006, Fraser Papers sold its 765,000 acres of freehold timberlands in New Brunswick and permanently shut down a pulp mill in Berlin, New

Hampshire. During 2007, Fraser Papers permanently shut two paper machines at its Madawaska, Maine paper mill and sold its interest in Acadian Timber Income Fund.

Fraser Papers will also pursue growth opportunities that are consistent with the Company's objectives. Acquisitions will be done selectively and on a value basis.

Maintaining a strong balance sheet is important in a cyclical business. During 2006, the Company increased its borrowing capacity under its existing credit lines. In January 2008, Fraser Papers completed the issuance of C$59.9 million of common shares by way of a rights offering (the "Offering") to its shareholders with the proceeds used to repay indebtedness.

Changes in the Business since 2005

In January 2008 the Company completed a C$59.9 million issuance of common shares by way of the Offering. Proceeds of the Offering were used to repay outstanding indebtedness. Under the Offering, all shareholders were given the right to purchase common shares in proportion to their existing ownership interest in the Company at a price of C$2.90 per share. Brookfield agreed to take all rights not exercised by other shareholders. As a result of certain shareholders not exercising their rights, Brookfield increased its ownership interest in the Company to 70.5%.

In January 2006, the Company sold its freehold timberlands in New Brunswick to a newly formed income fund. Total proceeds consisted of $94.0 million in cash plus 3,613,780 securities which were convertible into units of Acadian Timber Income Fund ("Acadian" or the "Fund"). The units in Acadian represented approximately 22% of the equity of the Fund, on a fully-diluted basis. At the time of sale, Fraser Papers entered into a 20-year fibre supply agreement under which it has the right to purchase substantially the same volumes of fibre that it historically received from the timberlands. On September 26, 2007, the Company announced the sale of its remaining interest in Acadian Timber Income Fund for net proceeds of $38.4 million. The proceeds were used to repay indebtedness.

In March 2005, Fraser Papers completed a $150.0 million offering of senior, unsecured notes. These notes were scheduled to mature in March 2015 and bore interest at 8.75% per annum. The proceeds of the notes were used, in part, to repay other outstanding indebtedness. During 2006, the Company purchased $30.0 million in principal amount of these notes for total proceeds of $25.9 million resulting in a gain of $3.1 million, net of a write down of deferred financing costs of $1.0 million. In addition, during 2006, the Company purchased for cancellation $66.0 million in principal amount of senior unsecured notes pursuant to a requirement under the indenture. The repurchase resulted in a cash payment of $51.5 million and the cancellation of $14.5 million of notes held by the Company. In the third quarter of 2007, the Company purchased the remaining $68.5 million of its outstanding Senior Notes for cancellation and cancelled $15.5 million of Notes held by the Company. The repayment was financed, in part, by a $50.0 million bridge loan from the Company's working capital lender.

During 2007, Fraser Papers announced the permanent closure of two paper machines at its East Papers operations representing approximately 70,000 tons of annual production. The closure of these machines resulted in a charge of $15.5 million related to asset impairment, early retirement and severance.

During 2006, the Company increased its available credit to a maximum of $90.0 million under a credit facility which expires in November 2008. Borrowings under the facility are secured by a fixed first charge against accounts receivable and inventory and bear interest at market rates.

During 2006, the Company received refunds (including interest) of $14.4 million related to duties previously paid under a trade dispute with the United States regarding the export of softwood lumber from Canada.

In April 2006, Fraser Papers permanently closed its pulp mill located in Berlin, New Hampshire. The strategic decision was taken to reduce the Company's exposure to market pulp. The adjacent paper mill in Gorham, New Hampshire now operates using purchased fibre, including hardwood kraft pulp from the Company's mill in Thurso, Quebec. The closure of the pulp mill resulted in a write-off of assets of $45.2 million and severance and other costs of $5.1 million. During the fourth quarter of 2006, Fraser Papers sold the facility for $3.8 million and the plant has since been dismantled.

In February 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, and related net assets (the "Midwest Operations") to an affiliate of Smart Papers LLC (together with its affiliates "Smart Papers"). Certain liabilities of the Midwest Operations were retained by Fraser Papers consisting primarily of pension and post employment obligations related to past service. In addition, Fraser Papers agreed to provide financial guarantees for certain operating contracts and landfill operations. As consideration for these net assets, Fraser Papers received a passive minority interest in Smart Papers which, at the time of the transaction, owned a paper mill and distribution operation in Ohio. During 2006, Smart Papers filed for creditor protection under Chapter 11 of the United States Bankruptcy Code. As a result of the filing, Fraser Papers recorded a charge of $111.4 million related to its investment in Smart Papers, an amount receivable under a long-term boiler lease and reserves related to a number of contracts which were guaranteed by Fraser Papers when it sold its Midwest Operations to Smart Papers.

In October 2005, the Company sold its paperboard business, located in Edmundston, New Brunswick (the "Paperboard Operations") for proceeds of $5.0 million. The sale of the Paperboard Operations and related restructuring resulted in a pre-tax charge to income of $8.6 million, including an impairment charge on property, plant and equipment, severance, early retirement, training and non-cash pension charges. The non-cash portion of the charge was approximately $3.4 million.

In May 2005, Fraser Papers sold approximately 240,000 acres of timberlands in Maine for net proceeds of $78.5 million and a pre-tax gain of $46.8 million. At the time of sale, Fraser Papers entered into a 20-year fibre supply agreement under which it has the right to purchase substantially the same volumes of fibre that it historically received from the timberlands.

During the second quarter of 2005, the Company recorded a pre-tax, non-cash impairment charge of $40.0 million against the assets of the pulp mill in Thurso, Quebec. A number of economic developments indicated that the carrying amount of these assets may not be fully recoverable. As a result of the impairment review, the Company recorded a charge based on the amounts by which the carrying value of the assets exceeded their fair value.

DESCRIPTION OF THE BUSINESS

Fraser Papers is a specialty paper company with integrated pulp and lumber operations. During the past three years, Fraser Papers sold its freehold timber operations but retained the right to purchase substantially the same amount of fibre from those operations under 20-year fibre supply agreements. As at March 31, 2008, Fraser Papers operates two paper mills (one integrated, one non-integrated), one market pulp mill and four sawmills in New Brunswick, Quebec, Maine and New Hampshire. Fraser Papers has been in operation since the late 1800's and employed approximately 2,600 people in the United States and Canada at December 31, 2007.

At December 31, 2005, Fraser Papers' business was comprised of two segments, Paper and Timber. During 2006, the Company sold its remaining timberland assets and now operates in one business segment.

Paper Segment

Principal Products

The principal products in the Paper segment are paper, pulp and lumber.

Fraser Papers' paper products are broadly grouped into six categories: specialty packaging, specialty printing, commodity freesheet papers, specialty high-bright groundwood, commodity groundwood and towel.

Specialty packaging papers are made to customer specifications, primarily for flexible packaging for human and pet foods, and require a high degree of technical expertise. There is typically a lengthy process of developing and qualifying a grade for a particular customer. Once products are developed, however, customers tend to value supply continuity and technical support, which makes them reluctant to switch to competitive suppliers. Specialty packaging papers are generally sold to converters who will manufacture a value added flexible package or bag through various processes based on end customer specifications.

Specialty printing papers include a broad array of grades such as thermal base papers, release papers, commercial printing and lightweight opaque papers. These grades are characterized by narrow technical specifications and require unique manufacturing capabilities. These papers can generally be produced in various colours, with different basis weights and finishes. Specialty printing grades are sold directly to customers or through paper merchants who have a well established distribution network Brand marketing, customer service and delivery logistics are key sources of competitive advantage for these grades as order sizes can be small and customers are widely dispersed. Technical capabilities are also a competitive advantage in the lightweight opaque grades. Thermal base papers are used in gaming and point-of-sale receipt applications. Release papers are used primarily in labeling applications. Commercial printing papers are used for manuals, direct mail inserts and brochures. Lightweight opaque papers are used for bibles, financial printing, pharmaceutical inserts and reference applications.

Commodity freesheet papers include book papers, offset papers, tablet envelope and other commodity freesheet grades. These commodity papers are subject to significant competition from much larger paper producers due to lower technical requirements. In addition, prices for these grades tend to be more volatile than for specialty grades. Book papers are used in novels and tradebooks. Offset papers, tablet and envelope papers are used in office applications.

Specialty high-bright groundwood papers include primarily financial printing applications whereby our technical manufacturing capabilities enable us to provide a groundwood based sheet that has similar characteristics to uncoated freesheet. Specialty high-bright groundwood papers are sold through merchants or directly to printers and publishers.

Commodity groundwood papers are generally used in mass circulation publications such as directories, magazines, catalogues, and advertising inserts. Commodity groundwood papers are generally sold through paper merchants to converters.

Towel is primarily bleached and unbleached paper towel for away-from-home applications and is sold to converters through an agent.

Total paper sales represented $552.8 million in 2007 compared to $595.9 million in 2006. The United States is the largest market for Fraser Papers' products, accounting for about 96.5% of paper sales in 2007. Fraser Papers has sales representatives in all major markets in the United States but is focused on markets in the northeast and north-central regions.

Paper markets in North America are highly competitive. The markets which Fraser Papers service are generally supplied by a number of competitors who compete with Fraser Papers on the basis of, amongst other things, selling price, customer service and product quality. Fraser Papers also competes with paper producers outside of North America.

Fraser Papers' market pulp production consists of northern bleached hardwood kraft ("NBHK") pulp produced at its pulp mill in Thurso, Quebec. Market pulp is purchased by paper producers who lack sufficient internal supply or require pulp of different qualities to supplement their own production. Market pulps are generally classified according to their fibre type, the process used to produce them and the degree to which they are bleached. Following the closure of the Berlin mill in 2006, the hardwood pulp produced at Thurso is sold in North America, Europe and Asia directly to customers or through agents. In 2007, total pulp sales amounted to $130.0 million (2006 - $129.5 million), of which $72.9 million (2006 - $80.1 million) was sold as market pulp to third parties. During 2007, the Thurso pulp mill shipped approximately 43% of its production to Fraser Papers' paper mills. In future years, it is expected the internal use of Thurso pulp will decrease based on paper machine operation.

Market pulp is sold world-wide by suppliers in North America, Scandinavia, South America, Asia and other regions. Competition between suppliers is based on the technical qualities of the pulp, price and service. Market demand is a function of paper production in the principal markets of Western Europe, United States, and Asia.

Fraser Papers produces softwood dimension lumber used in new building construction and repair and renovation. The market for lumber is characterized by intense competition between producers in all major supply regions. Competition is based on price, product quality and service. Fraser Papers competes against a large number of North American producers and, to a lesser extent, foreign producers. Demand is cyclical based on, among other things, home building activity and repair and renovation spending and prices can fluctuate widely. Lumber is sold directly to home builders, lumber yards and wholesalers. In 2007, lumber sales amounted to $89.0 million, down from $115.6 million in 2006.

Wood chips are an important by-product of the lumber production process and are a significant source of wood fibre for pulp mills. Fraser Papers' pulp mill in Edmundston consumes substantially all of the chips generated at the sawmills.

Principal Plants

The locations of Fraser Papers' mills producing paper, pulp and lumber, their approximate annual capacity at December 31, 2007, together with their annual production in each of the last two years, are as follows:

	Annual Capacity December 31, 2007	Production 2007	Production 2006
Specialty and Other Freesheet Papers ***(000 tons)***			
Gorham, New Hampshire	150	130	147
Madawaska, Maine	260	242	295
	410	372	442
Groundwood Papers ***(000 tons)***			
Madawaska, Maine	200	184	176
Towel ***(000 tons)***			
Gorham, New Hampshire	40	39	39
Total Paper	650	595	657
Market Pulp ***(000 tonnes)*** (1)			
Thurso, Québec	250	237	234
Lumber ***(MMfbm)***			
Ashland, Maine	70	55	65
Juniper, New Brunswick	130	71	87
Masardis, Maine	130	118	124
Plaster Rock, New Brunswick	130	74	104
Total Lumber	460	318	380

(1) Berlin, New Hampshire pulp mill was closed in April 2006. Its capacity and production are not included.

Below is an overview of the flow of goods in the production processes of Fraser Papers:



Trees are harvested from Crown license lands and purchased under long-term fibre supply contracts or on spot markets
Sawmills receive logs and convert them to lumber and wood chips
Logs can be chipped into chips for sale to, or use by, pulpmills
Logs are shipped directly to groundwood pulp mills
Lumber is sold to third parties
Pulp mills receive wood chips and produce chemical pulp
Pulp mills process whole logs into groundwood pulp
Pulp is sold to third parties (market pulp)
Pulp is received from pulp mills and purchased from third parties to produce paper.
Paper is sold to third parties

Edmundston and Madawaska ("East Papers")

Our largest paper manufacturing facility is an integrated complex which straddles the border between Edmundston, New Brunswick and Madawaska, Maine. The Edmundston mill produces bleached softwood sulphite pulp and groundwood pulp which are transferred to the Madawaska paper mill in slurry form. The Edmundston mill is fully integrated with the Madawaska paper mill. As a result of excess groundwood capacity, small amounts of groundwood pulp are sold to Katahdin. The Madawaska mill has a flexible production platform, capable of producing a wide variety of specialty packaging and printing, commodity freesheet papers, high-bright and commodity groundwood papers on six paper machines.

East Papers is focused on specialty packaging and printing grades that take advantage of the specific fibre qualities of sulphite pulp, the technical attributes of our paper machines and our papermaking expertise. In the groundwood sector, we focus on high-bright specialty groundwood papers. We also produce commodity freesheet and groundwood grades.

During 2007, Fraser Papers permanently closed two freesheet paper machines at the Madawaska, Maine paper mill and an oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill.

In 2007, approximately 52% (55% in 2006) of the chips required by the Edmundston mill to produce bleached sulphite pulp were supplied from our sawmills, 45% were supplied from independent sawmillers and 6% were produced at the woodroom at the Edmundston mill. The logs used in the production of groundwood pulp are received under long-term fibre supply agreements, our Crown licensed lands in New Brunswick, and purchased from private landowners.

The Madawaska mill receives approximately 74% of its pulp from Edmundston, 12% from Thurso and the remainder is purchased from third parties as softwood or recycled fibre.

The Edmundston mill operates a 45 megawatt cogeneration facility which uses biomass as its fuel source and has a total internal generation capacity of 60 megawatts. The internal facilities produce 51% of the energy required by the East Papers complex with the remainder purchased from the New Brunswick provincial grid.

Gorham

The Gorham paper mill has four paper machines that produce specialty packaging, specialty printing and commodity freesheet papers and one machine that produces industrial towel products. We are focused on developing specialty packaging and printing grades to improve the product mix at Gorham. Certain design attributes of the paper mill, such as separate water systems, dye systems, and overall machine configuration provides the flexibility to meet the challenging technical requirements of specialty papers. Since the closure of the integrated pulp mill in Berlin, New Hampshire, the Gorham mill purchases all of its hardwood kraft pulp requirements from Thurso. During 2007, Fraser Papers temporarily shut down one paper machine. In the first quarter of 2008, Fraser Papers announced the temporary shutdown of two additional paper machines at the Gorham paper mill.

Thurso

The bleached hardwood kraft pulp mill at Thurso, Quebec produces pulp for sale to the Company's two papermills and on the open market. The mill is well located to serve its major

markets in the United States and Canada. The mill also services customers in Europe and Asia. Approximately 27% of the mill production in 2007 was specialty pulp for use in the manufacture of high quality paper products such as high quality printing and writing and decorative laminated papers. Approximately 43% of Thurso's production was shipped to either Madawaska or Gorham in 2007.

Wood is supplied to the Thurso mill in both log form and chip form with approximately 70% of requirements from logs and 30% from chips. Of the total supply, approximately 27% is provided under Crown licenses, with the remainder purchased from sawmills (chips) or private woodlots (logs).

Sawmills

The Plaster Rock and Juniper sawmills in New Brunswick produce dimension lumber and woodchips for use at the pulp mill in Edmundston. In 2007, 100% of the chips produced at the New Brunswick sawmills were sold to the Edmundston pulp mill and represented about 26% of all chips used by the Edmundston pulp mill. More than 55% of the timber for the sawmills was harvested under Crown license or purchased under long-term fibre supply contracts with the remainder purchased from private landowners. In order to reduce financial losses and ensure a supply of chips and biomass to the Edmundston pulp mill, Fraser closed the Juniper Sawmill in October 2007 and entered into a chip supply agreement with a local sawmill operator, which involves selling 16% of the annual Crown timber allocated to the mill in return for increased volumes of chips and biomass. The Juniper sawmill relies on the open market for wood supply and this exposes the mill to supply and to higher raw material prices.

The sawmills in Maine produce dimension lumber. The majority of the chips are sold to the Edmundston pulp mill, representing 26% of all chips consumed by Edmundston. The remainder are sold to third parties. The mills obtain a portion of their log requirements under a long-term fibre supply agreement with the owners of our previously owned timberlands in Maine, with the remainder purchased on the open market. The Maine sawmills rely on open market wood purchases and this exposes the mill to supply and to higher raw material prices.

Katahdin Paper Company LLC

In October 2003, we entered into an arrangement with Katahdin Holdings LLC, the owner of Katahdin and an affiliate of Brookfield, to manage the assets of Katahdin. Under the arrangement, we receive a management fee equal to a percentage of sales.

Interest in Acadian Timber Income Fund

In January 2006, the Company sold its freehold timberlands in New Brunswick to Acadian for total proceeds of $93.5 million in cash plus 3,613,780 securities which are convertible into units of the Fund. The units in Acadian represent approximately 22% of the equity of the Fund, on a fully-diluted basis. At the time of sale, we entered into a 20-year fibre supply agreement under which we have the right to purchase substantially the same volumes of fibre that we historically received from the timberlands.

During the third quarter of 2007, Fraser Papers sold its interest in Acadian for net proceeds of $38.4 million. As the units in Acadian had a book value of nil, a gain of $38.4 million was recorded on the transaction.

Forest Resources

In conjunction with the sale of our timberlands in Maine and New Brunswick, we entered into 20-year fibre supply agreements whereby we retained the right to purchase fibre supply substantially equal to the fibre we used from these lands when we owned them. These agreements provide approximately 36% of the roundwood fibre used in our operations in New Brunswick and Maine.

We have Crown licenses in New Brunswick on forest lands equivalent in area to approximately 1.3 million acres. The allowable annual cut on these Crown lands is 1.3 million cubic meters. The Company is entitled to approximately 24% (or 306,000 cubic metres) of the allowable annual cut on these Crown lands. The remaining 76% is allocated to sub-licensees. Crown licenses provide approximately 16% of the roundwood fibre used in our sawmill operations.

At the time of the sale of our New Brunswick timberlands, we entered into an agreement with Acadian who will provide various services relating to the crown lands in consideration for a fee from us. This agreement has a term equal to the term of the Crown licenses, including renewal terms.

All forest operators on Crown lands are accountable for their activities on these lands under the Crown licenses. These provincial licenses generally include provisions for royalty fees (or stumpage charges), levy fees for reforestation and silviculture and sublicensing certain amounts of the annual allowable cut to third parties. The provinces have various legislative programs governing utilization of their forest resources. These programs change from time to time, resulting in changes in land tenure and cutting rights. The major tenure agreements with the provinces are for terms of 20 to 25 years, with renewal provisions. Provincial regulations specify the harvesting and reforestation obligations and set the stumpage price. Restrictions on harvesting have increased over the past several years as a result in an increase in the number of acres protected for wildlife habitat and conservation purposes.

We participated in both the American Forest and Paper Association's Sustainable Forestry Initiative (SFI) and the Forest Stewardship Council (FSC) certification programs in 2007. To obtain certification, one must demonstrate a commitment to forest sustainability including sound management planning and the protection of wildlife habitats and water quality. Our entire Crown timberlands are SFI certified. We were the first company in Canada to achieve SFI certification in our woodlands in 2000, and the first to apply the SFI label to our products. Our sawmills in New Brunswick and Maine became the world's first lumber manufacturers to be certified under the SFI program in 2002. We have continued our certification process and the Edmundston pulp mill and Madawaska paper mill are now both SFI certified. In addition, the Gorham paper mill and the Thurso pulp mill both received the FSC's chain of custody certification in 2007.

Sales and Marketing

Paper Segment

Paper

We are a leading supplier of value-added specialty packaging and printing papers, other commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood

papers and towel. The following table shows the approximate distribution of 2007 sales by end-use of paper marketed by us from our East Papers and Gorham paper mills.

Paper Distribution of Sales by End Product (2007 Shipments)

Specialty packaging papers	15%
Specialty printing papers	43%
Commodity freesheet papers	11%
Specialty high-bright groundwood papers	15%
Commodity groundwood papers	10%
Towel	6%

We currently produce a broad range of value added specialty packaging and printing products. We have actively grown our specialty packaging and printing business by over 70% from 180,000 tons in 2004 to 306,000 tons in 2007. We have accomplished this as a result of our capabilities in research and product development; excellent customer service and technical support; and our versatile manufacturing platform. In our specialty printing paper grades we differentiate our products in the marketplace by focusing on lightweight grades that are technically challenging to manufacture. We target smaller niche markets that have less competition and that complement our machine capacities and capabilities. In our specialty high-bright groundwood business, we produce groundwood grades that complement our fine paper product offerings. We sell substantially all of our paper products in the United States and Canada. In 2007, our top five customers for specialty packaging and printing papers as a group accounted for 43% of our paper sales with our largest customer accounting for 10% of paper sales

Our paper sales office is located in Portland, Maine and we have 26 sales and marketing staff dedicated to our paper business. Our customer service department, located in Madawaska, Maine, has 16 qualified and trained service technicians, logistics and customer service personnel who complement our direct sales force.

Specialty packaging papers

Our product development group works with our specialty packaging customers to develop coatings, barrier treatments, finishes, weights, and other characteristics to meet the performance requirements of specific end-use markets. This business relies on its direct sales team and marketing organizations to sell its products into market segments which include: pet food packaging, barrier treated packaging and other consumer packaging applications. We believe we are recognized as a leading specialty packaging paper manufacturer and hold the leading position in the pet food packaging segment.

The specialty packaging business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 96% of its sales volume directly to customers and converters. In 2007, only 4% of sales of the specialty packaging shipments shipped were made through industrial distributors.

The specialty packaging business has over 67 customers of which 85% are located in North America.

Several of the smaller customers of the specialty packaging business have been acquired by larger multinational corporations with multiple manufacturing locations. These larger organizations have implemented global purchasing strategies which has given them increased leverage in price negotiations.

Specialty printing papers

Our specialty printing paper business focuses on the production of lightweight opaque papers and technical papers. Technical paper includes technical printing base papers, thermal base papers, carbonless base papers, stamp and chart papers, flame retardant papers, pressure sensitive labels, wet strength labels, thermal transfer papers and release papers. Lightweight opaque papers are used primarily in financial printing, religious printing, reference publishing, pharmaceutical inserts, educational publishing and book publishing. Our branded products in specialty printing papers are well recognized and include FRASER SNOWLAND™, SNOWLAND OPAQUE™, SNOWBRITE™, CUSTOM PLUS™ PHARMOPAQUE™ and SNOWCOTE. We believe that we hold the leading positions in financial printing and pharmaceutical applications in North America.

Thermal base papers are used to produce lottery tickets, point of sale register tapes, carbonless papers and for label facing applications. We believe we hold a leading position in the thermal base papers segment.

Markets for specialty printing papers are affected by general economic conditions such as employment level, corporate merger activity, retail activity and expenditures on print advertising. Price competition is less common in most of the segments served by the specialty papers business; however, this is under pressure from recent trends of using film and other lower cost substrates instead of paper in some applications.

Customers of the technical papers typically convert and transform base papers into finished rolls and sheets by adding adhesives, coatings and finishes. Such transformed product is then sold to end-users.

The specialty printing business sells its products through our sales and marketing organization primarily in three channels: authorized paper merchants, paper brokers and direct sales. Merchant and broker sales account for approximately 47% of our customer base in the specialty printing business. Fraser Papers focuses on strategic customer relationships with larger consumers including end users and printers.

Commodity freesheet papers

Commodity freesheet papers include book papers, offset papers, tablet, envelope and other commodity grades with our brands such as FRASER TRADEBOOK, GORHAM OPAQUE, and WILDCAT. These grades represent commodity products where many competitors operate much larger manufacturing facilities than Fraser Papers. In recent years, prices for these products have been strong which allowed us to participate profitably in these markets. Fraser Papers' strategy however, is to reduce our exposure to these commodity grades.

Demand for commodity freesheet papers is highly cyclical and dependent on general economic conditions. Demand for these grades has declined over the past several years due to a higher use of electronic media and communication.

Commodity freesheet products are sold directly to end-use customers or through paper merchants and brokers. In 2007, approximately 75% of these papers were sold through merchants or brokers.

The five largest customers of commodity freesheet papers represented approximately 63% of total sales in 2007.

Specialty high-bright groundwood papers

Our specialty high-bright groundwood papers business focuses on lightweight publishing markets, particularly directory papers and financial printing papers. Technical manufacturing capabilities are important in the production of these high-brightness papers. Specialty high-bright groundwood papers are sold through merchants or directly to printers and publishers. In 2007, approximately 95% of Fraser Papers' specialty high-bright groundwood sales were through paper merchants with the remainder shipped directly to printers or publishers.

Demand for specialty high-bright groundwood papers is dependent on the trends in corporate finance activity for financial printing grades.

During 2007, our five largest specialty high-bright groundwood customers represented approximately 65% of our sales with our largest customer representing approximately 30%.

Commodity groundwood papers

Commodity groundwood papers are produced for mass circulation publications such as magazines, catalogues, and advertising inserts. Fraser Papers' strategy is to reduce our exposure to commodity groundwood markets and focus on growing the specialty high-bright groundwood business. Commodity groundwood papers are generally sold to printers or publishers or through paper merchants. In 2007, approximately 76% of paper was sold through paper merchants.

Demand for commodity groundwood papers is highly dependent upon print advertising which tends to follow general economic cycles.

Towel

Our towel is used for commercial applications and currently sold through an exclusive distribution relationship with one merchant into local markets in the U.S. northeast.

Market Pulp

Northern bleached hardwood kraft pulp is used by paper mills to manufacture printing & writing paper. In 2007, worldwide demand for hardwood market pulp was estimated to be 23.5 million tonnes, of which an estimated 3.3 million tonnes was consumed in North America. In 2007, Western Europe and Asia (excluding Japan) were net importers of approximately 33 million tonnes of wood pulp and North America and Latin America were net exporters of 15 million tonnes.

Total Fraser Papers pulp production in 2007 amounted to 237,000 tonnes. Of this production, about 102,000 tonnes were used in our fine paper business. The balance of the pulp mills' output was sold to third-party paper mills in the United States, Canada and Europe via direct sales agreements and sales on the open spot market. Approximately 85% of our open market pulp sales in 2007 were supplied under contract while the remainder was sold on the spot market. We expect to reduce our use to approximately 100,000 tonnes of northern bleached hardwood kraft pulp annually in our paper business, leaving approximately 140,000 tonnes to be sold to third parties.

Northern bleached hardwood kraft pulp is a commodity product whose price is subject to substantial volatility depending on production capacity and customer demand. Northern bleached hardwood kraft pulp is subject to increasing competition from eucalyptus pulp manufactured in South America.

Lumber

The principal markets for our lumber products are the United States and Canada. Lumber sales within North America are handled by a sales staff located in our Portland office and Ashland, Maine offices who sell the lumber primarily through a network of wholesale distributors.

Our top five lumber customers in 2007 accounted for approximately 41% of lumber sales, with our largest customer accounting for approximately 12% of lumber sales.

Transportation

Our paper, pulp and lumber operations are located adjacent to rail lines and major highway connections to both the TransCanada Highway and Interstate routes. Our operations have the flexibility to load product into various types of road and rail equipment, enabling them to take advantage of the most competitive rates. Distribution arrangements covering rail and ocean transport, terminal handling and storage are in place to provide competitive access to the markets served.

Competition

Paper

Our paper business competes in the North American paper market with both large and small competitors including Domtar Inc., Wausau Papers, International Paper Company, Glatfelter, AbitibiBowater, Catalyst Paper Corporation, NewPage, Sappi and UPM Kymmene. The paper industry in North America has generally been consolidating since the 1990s as competitors make acquisitions to achieve greater scale which allows for synergistic cost savings and rationalization of capacity. In the past five years, significant capacity of printing & writing papers has been permanently shut or idled in North America. During this period, very little greenfield and brownfield development has taken place to replace these capacity closures. We believe that the primary bases of competition in our markets are selling price, product quality and customer service. There are other factors that we believe are key to being competitive in certain paper products. For example, because there is typically a lengthy process of developing and qualifying specialty packaging grades for a particular customer or use, once these papers are developed, the value of supply continuity and technical support makes customers reluctant to switch suppliers. In our specialty printing papers, brand marketing and delivery logistics are additional sources of competitive advantage as order sizes can be small and customers are widely dispersed. Technical capabilities are also a competitive advantage in the lightweight opaque grades.

Through 2003, imports of paper products (particularly groundwood grades) to North America increased due to large capacity increases in Europe and a strong U.S. dollar. However, a weaker dollar and stronger Euro since 2004 has led to a reduction of European imports and has created cost pressures for European exporters into the North American markets. Significant capacity additions in fine paper are underway in China and other parts of Asia and it is still uncertain whether this capacity will be absorbed by growth in demand locally or directed at export markets. The paper sector in general remains subject to the threat of substitution from electronic communication media as advertisers and consumers migrate to the internet and other forms of digital information, communication, storage and retrieval.

Market Pulp

Our market pulp business supplies pulp to North America and Europe and competes on a global basis. Examples of our competitors include Aracruz Cellulose, Koch Cellulose (Georgia Pacific), Domtar and Smurfit-Stone. Market demand for pulp is a function of paper production in the principal markets of Europe, United States, Japan, Asia and Canada and suppliers compete to satisfy this demand on the basis of price, quality and service. Pricing for hardwood kraft pulp is highly cyclical. Current prices continue near their cyclical peak as new capacity announced by eucalyptus pulp producers in South America and Asia is being offset by reduced production in Europe due to wood supply and increasing demand in China for new paper capacity. In 2007, we saw an increase in the price differential between softwood and hardwood kraft pulp. Supply of softwood kraft pulp has been relatively flat as compared to the significant increases in hardwood capacity in Asia and Latin America.

Lumber

Our lumber business competes with other regional lumber producers such as J.D. Irving, AbitibiBowater, Tembec and Domtar. Competition in the lumber market is based primarily on price as most lumber is sold at spot market prices in major market centers. The reference market for our lumber business is the Boston market. Lumber mills can differentiate themselves by being located closer to markets valuing transportation costs. We believe that our mills are well located to deliver into northeastern markets. Some competitors have consolidated in the North American sawmill industry and further consolidation is expected.

The market for wood chips in the northeast region has become supply constrained over the past few years. Despite pulp mill closures in the region, chip supply has tightened as production from regional sawmills is lower due to lumber mill downtime resulting from weak housing markets and the negative impact of a strong Canadian dollar. Land owners in Northeast have also reduced softwood harvesting levels as a result of lower log prices.

Raw Materials and Energy

We believe that other than the raw materials discussed below, the raw materials that we must purchase for our operations are readily available from several sources and that the loss of a single supplier would not jeopardize or put our manufacturing operations at risk. An adequate supply of water is needed to manufacture our products. We believe that there is an adequate supply of water for this purpose at each of our manufacturing locations.

Paper

Wood pulp is the primary fibre used to produce our paper products. We are an integrated paper producer and we produce sulphite, groundwood, and northern bleached hardwood kraft pulp at our pulp mills for our internal consumption. In addition, we purchase approximately 96,000 tonnes of northern bleached softwood kraft pulp each year from suppliers who have the ability to meet our specifications. Generally, softwood pulp is widely available on the open market. Other significant raw material inputs include dyes, fillers and other chemicals. We purchase these products from various suppliers on short-term and long-term contracts.

A significant amount of specialty latex products are used in the manufacture of specialty packaging papers, which we source under long-term contracts. As an interruption in supply of certain latex products to our specialty packaging business could materially impact production of certain specialty packaging grades, we use multiple supply sources.

The steam and electricity needed to operate our paper machines is generated internally by burning biomass and other fuels and our internal supplies are augmented with market purchases of oil, biomass and power.

Pulp

Hardwood logs and wood chips are the primary raw material used by our market pulp mill in Thurso, Quebec. At Thurso, we access 27% of our log and chip needs from our provincial cutting rights (CAAF) and 73% is purchased on the open market from local sawmills, wood marketing boards and private woodlot owners.

Our pulp mill also purchases chemicals and energy. The chemicals consist primarily of commodity chemicals such as sodium chlorate which can generally be obtained from a number of suppliers. The Thurso pulp mill purchases power from Hydro Quebec.

Lumber

Softwood sawlogs of an acceptable size and quality are the critical raw material for our sawmills. In aggregate, our sawmills in Maine and New Brunswick obtain 36% of their sawlog requirements from our Crown lands in New Brunswick or under long-term fibre supply agreements. The remaining 64% is purchased on the open market and our sawmills must compete with other regional sawmills for access to this fibre.

Backlog and Seasonality

Paper

The specialty packaging business generally experiences a steady quarter-to-quarter shipment flow with a seasonal slowdown in the fourth quarter due to inventory adjustments and customer plant closures during the December holiday season. Notwithstanding relatively steady shipments from quarter to quarter, the order flow for the specialty packaging business is subject to seasonal peaks for several of its products used primarily in the downstream finished goods manufacturing process. To assure timely shipments during these seasonal peaks, the specialty packaging business holds approximately 12% of its annual shipments in inventory. The specialty packaging business also manages these peaks with sales on consignment representing less than 4% of its annual sales. Orders are typically shipped within two to four weeks of receipt of the order; however, the specialty packaging business periodically experiences periods where order entry levels surge and backlogs increase for short periods of time. Raw materials are purchased and manufacturing schedules are planned based on customer forecasts, current market conditions and individual orders for custom products.

The specialty packaging and printing papers and high-bright groundwood business tends to see increased shipments in the first four months of the year primarily due to demand for financial printing grades. Fraser Papers will build inventory through March each year to support increased shipments through May.

Commodity groundwood shipments see a small increase in the third quarter ahead of the Christmas catalogue season and some weakness in the first quarter due to a slowdown in the printing industry and adjustment of customer inventories. Raw material purchases and manufacturing schedules are planned based on a combination of historical trends, customer forecasts and current market conditions.

Pulp

The market pulp business relies on the activity level of the pulp mills which take 7 to 10 day shutdowns each year for major maintenance, typically in the second or third quarters of the year. Shutdowns for maintenance and capital projects are sometimes taken in other quarters, resulting in a variation in quarter to quarter pulp shipments. Customer order patterns are consistent, except for a moderate reduction in European orders in the summer. In North America, orders are generally placed one month in advance, while European orders are based on a three month rolling forecast. Asian buying patterns have been historically erratic as opportunistic buying behaviour has often impacted global pulp markets.

Lumber

The lumber business is seasonal with demand peaking late in the first quarter and through the second quarter as the construction cycle begins its spring and summer activity. Activity slows in December and January as the annual construction cycle comes to an end.

Research and Development

Our main product research and development laboratory is located in Madawaska, Maine. This facility supports our strategy of developing new products and new technologies while supporting our existing product lines. The specialty packaging and printing papers businesses have continually invested in product research and development supported by our laboratory in Montréal, Quebec and at our mills, with 36 new specialty products or upgrades developed in 2007.

In addition, we participate in, and perform contract work at a number of research organizations including the Pulp and Paper Research Institute of Canada, and at various universities.

Environment, Health and Safety

Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. Our operations are in compliance with, or we are taking actions designed to ensure compliance with these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws, regulations and standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims.

During 2005, the Occupational Safety and Health Administration ("OSHA") conducted investigations into a fatality at our mill in Madawaska, Maine and our accident recordkeeping procedures. As a result of these investigations, Fraser Papers paid fines totaling $183,500 in 2005. Appropriate steps have been taken to implement all recommendations made as a result of the investigation.

We will continue to incur capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and standards. We believe that our future costs of compliance with these laws, regulations and standards, and our exposure to liability for environmental, health and safety claims, will not have a material adverse effect on our financial position. Future events, such as changes in existing laws and regulations, or discovery of contamination at sites owned, operated or used by us may give rise to additional costs which could have a material adverse effect on our financial position, results of operations or liquidity.

We have an environmental, health and safety audit system and all of our facilities are audited on a three year cycle measuring our performance against targets in six areas: environmental, health and safety management systems, impact minimization, stakeholder needs, risk management and compliance. To comply with environmental regulations, a total of over 19,136 measurements of air and effluent emissions were performed during 2007 resulting in an overall compliance rate of 99.97% achievement.

Fraser Papers continuously reviews and modifies the safety management systems at each of our facilities and remains committed to achieving world-class safety performance. In 2007, our OSHA recordable rate was 5.58 compared to 6.22 in 2006.

Human Resources

At December 31, 2007, Fraser Papers employed approximately 2,600 people at manufacturing facilities in the United States and Canada. Approximately 64% of these employees are represented by labour unions.

The Communication, Energy and Paperworkers Union ("CEP") represents bargaining employees at the Edmundston and Thurso mills. The United Steel Workers ("USW") represents employees at Madawaska and Gorham. The lumber mill bargaining employees at Plaster Rock are represented by the New Brunswick Regional Council of Carpenters, Millwrights and Allied Workers.

Effective February 2005, a new four year agreement was ratified by employees at the Plaster Rock lumber mill. The agreement provides for wage increases of 2.5% per year in each year of the agreement.

A five-year collective agreement with the CEP in Edmundston was ratified in May 2005. The agreement is in line with the industry pattern negotiated in 2004. The agreement provides for wage increases totaling 11% over the term of the contract and a ten-year freeze on negotiations of pension enhancements.

A six year agreement was reached with the United Steelworkers in 2003 for employees in Madawaska ...The agreements provide for no wage increases in the first two years, a one percent increase in the third year and two percent wage increases in each of the next three years. The agreements expire November 1, 2009.

In 2006, we reached a four year agreement with the CEP at Thurso effective from June 2005 to April 2009 covering approximately 300 employees. The total cost of the agreement is estimated to be approximately 2% per year over four years.

The collective bargaining agreement at the Gorham paper mill expires on May 31, 2008.

Risks of the Business

The principal risks to Fraser Papers' businesses include those that would be generally expected of an internationally diverse, capital intensive manufacturing and distribution business. They include:

The paper and forest products industry is highly cyclical and prices of, and demand for, our products may fluctuate significantly based on factors outside of our control.

Some of the products we produce are commodities that are widely available from other producers. Even our products that are not commodities, such as our specialty papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for commodity products is based to a large degree on price, which is determined by supply relative to demand. As a result, we may have little influence over the timing and extent of price changes.

Demand for our products is correlated to global economic conditions. Periods of economic weakness, reduced spending by consumers and businesses can result in decreased demand for our products, resulting in lower product prices and possibly manufacturing downtime. Demand for our paper products used in publishing, advertising and financial printing have been and will continue to be particularly sensitive to economic trends. In the past, the markets for our products have been characterized by periods of excess product supply due to many factors, including additions to industry capacity, increases in industry production, periods of insufficient demand, and reduced inventory levels held by customers. As a result, the prices for all of our products are driven by a number of factors, many of which are outside of our control.

Historically, changes in demand based on economic and market shifts, fluctuations in production capacity and changes in prices of raw materials and energy have created cyclical changes in prices, sales volume and margins. Prices and demand for our paper, pulp and lumber products have fluctuated significantly in the past and may fluctuate significantly in the future. Any prolonged or severe weakness in the market for any of our principal products would adversely affect our business, financial position, results of operations and cash flows. Besides impacting our revenues, cash flows and earnings, weakness in the market prices of our core products will also have an effect on our ability to attract additional capital to finance our operations, the cost of that capital and the value of our assets.

Intense competition could adversely affect our operations.

The paper and forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. The principal market for our products is the United States where we compete with North American and, for many of our products, European, Asian and South American producers. Many of our competitors have greater financial resources than we do and many of the mills operated by our competitors are lower cost facilities than the mills we operate.

Our competitive position is influenced by a large number of factors including:

- the availability, quality and cost of fibre and labour;
- the cost of energy;
- our ability to reduce manufacturing costs by achieving high plant efficiencies and production rates;
- our ability to attract and maintain long-term customer relationships;
- the quality of our products and customer service; and
- foreign currency fluctuations.

Some of our competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than we do. Some of our competitors possess more efficient equipment affording them lower manufacturing costs. Others are larger in size, allowing them to achieve greater economies of scale. If we are unable to compete successfully our revenue may decline, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

The availability of, and prices for, wood fibre significantly impacts our business.

Wood fibre is our principal raw material. In recent years, approximately 40% of our timber requirements, including timber used in exchange for our fibre requirements have been sourced through timber supply and forest management agreements in Canada and sustainable Crown licenses with Canadian provincial governmental authorities held directly by us. The Crown licenses are granted for periods of up to 25 years. These Licenses are subject to renewal every five years which further extends their term. In New Brunswick, the current Crown Timber Licenses expire in 2027. All standards of Crown License Performance in the period 2002 to 2007 have been successfully met. Renewal of the License is anticipated early in 2008. The availability of, and price for, wood fibre from this timber supply is subject to change. Crown licenses include provisions for royalty fees (or stumpage charges) and levy fees for reforestation and silviculture that could be materially increased through amendments to legislation or regulatory regime changes. Furthermore, the Crown licenses contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by us without any compensation. Additionally, these licenses can be revoked or cancelled for non-performance and there is no assurance that any offer for renewal or extension will contain acceptable terms. To the extent the availability of wood fibre from these sources is reduced, we will be required to increase our purchase of wood fibre on the open market.

Approximately 35% of our wood fibre requirements are met through long-term fibre supply arrangements or our Crown license arrangements. The remaining 65% of our wood fibre requirements are met by purchasing timber, chips and other wood residues as well as recycled materials on the open market or pursuant to short-term supply agreements in competition with other users of such wood resources. Wood fibre is a commodity, and prices have historically been cyclical due to changing levels of demand and supply. Wood fibre pricing is also subject to regional market influences, and our cost of wood fibre may increase in particular regions in which we operate due to market shifts in those regions. Our more geographically diversified competitors may not be affected by regional price volatility. Any significant increase in wood fibre prices would increase our operating costs and may materially reduce our cash flows. We may be unable to increase prices for our products in response to increased wood fibre costs due to additional factors affecting the demand or supply of these products. Our inability to increase prices for our products in response to increasing wood fibre costs may materially reduce our margins. Additionally, if one or more of our major suppliers of wood fibre stops selling to us, our financial position and operating results may suffer. A lack of access to an internal supply of timber as a result of the recent sale of our freehold timberlands could limit our flexibility in responding to shortages in wood fibre supply resulting in higher operating costs than our competitors that own timberlands.

Timber harvesting may be limited at any time by natural events, such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural and man-made causes, thereby reducing supply and increasing prices for fibre on the open market. These events may also reduce the supply of wood available to us under long-term fibre supply agreements, thereby forcing us to fulfill our fibre requirements through other suppliers.

Environmental litigation, regulatory developments and aboriginal land claims may have an adverse impact on our timber supply or operations in the future.

Certain environmental litigation and regulatory developments have caused significant reductions in the amount of timber available for commercial harvest in the United States. In addition, future legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health, and the response to and prevention of catastrophic wildfires could also affect North American timber supplies. Further constraints on the timber supply may be imposed in the future leading to fibre price increases.

In Canada, aboriginal groups have made claims in respect of land governed by Canadian authorities, which could affect a portion of the land covered by our Crown licenses. Any settlements in respect of these claims could lower the volume of timber available to us and could increase the cost to harvest timber on such land.

Price agreement as a result of aboriginal land claims have significantly reduced timber allocations for some companies and increased operating costs on the lands covered by the agreement. In some circumstances, no activity can take place on these lands without approval of the first nations.

In 2005, the Betsiamites Innu First Nation challenged Crown licenses rights of one paper producer that effectively challenges the validity of the provincial timber allocation system. In short, the First Nation is claiming that no timber can be allocated by government without consulting them. The impact of a negative outcome could have a significant impact on the costs and/or the ability of companies to access fibre on the Crown lands.

In New Brunswick and Quebec, various challenges remain unresolved which could have a negative adverse effect on forest products in the region and Fraser Papers, in particular.

Reductions in the timber that we are able to harvest may force us to increase the proportion of our timber requirements that we purchase on the open market. Further, significant reductions in the amount of timber available for commercial harvest by producers in the regions in which we operate our paper and pulp mills may materially increase the cost of wood fibre. Also, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood fibre needs on terms, or in amounts, satisfactory to us. As a result, our business, financial position and operating results could suffer.

Environmental and other government regulations could increase the cost of doing business or restrict our ability to conduct our business.

Our operations are subject to a wide range of general and industry-specific, environmental, occupational health and safety, forestry, labour, tax and other laws and regulations imposed by both Canadian and U.S. authorities. Environmental requirements under such laws and regulations relate to, among other things, air emissions, wastewater discharges, waste management, landfill operations, forestry practices, and site remediation. Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement of such laws and regulations or the discovery of previously unknown contamination or other liabilities relating to properties owned by us may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds

otherwise available for operations, capital expenditures, future business opportunities or other purposes. For example, lower permitted limits for the emission of carbon dioxide and other greenhouse gases, may require us to reduce production or invest in the installation of additional pollution control equipment.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

We are exposed to currency exchange risk that could have a negative impact on us.

All of our sales are denominated in U.S. dollars while a significant portion of our operating costs are incurred in Canadian dollars. Therefore, an increase in the Canadian dollar relative to the U.S. dollar increases our operating costs in U.S. dollar terms, which reduces our operating margins and also the cash flow available to fund our operations. As a result, significant fluctuations in relative currency values could negatively affect the cost competitiveness of some of our facilities, the value of our foreign investments and our financial position. From time to time, we may hedge a portion of our net foreign currency denominated cash flows, consisting primarily of our Canadian dollar-denominated costs, using foreign exchange forward contracts or other derivatives. All derivative contracts are governed by treasury policies which have been approved by our Board of Directors and stipulate, among other things, minimum acceptable counter-party credit ratings.

Fraser Papers measures transactions and reports its financial results in U.S. dollars. For the purposes of financial reporting, any change in the relative value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of any Canadian dollar-denominated monetary assets or liabilities into U.S. currency under Canadian GAAP. It is our policy to enter into foreign exchange forward contracts, or other hedging contracts, so that the gain or loss on these contracts serves to offset any loss or gain on translation of the Canadian dollar-denominated monetary asset and liability into U.S. dollars. Due to timing differences between cash flows associated with derivative contracts and the Canadian dollar-denominated asset or liability, we may not be fully hedged at a given point in time. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

An increase in the cost of our purchased energy or other raw materials could lead to higher manufacturing costs, thereby reducing our margins.

We are a significant consumer of electricity and fuel oil, the prices of which have been volatile in recent years. We purchase fuel oil from various suppliers at market prices. From time to time, we will enter into short-term, fixed price purchase agreements directly with suppliers to lock in prices. We purchase electricity from government run and private producers of electricity in both regulated and unregulated jurisdictions. Some of this electricity is purchased under long-term supply agreements which may include penalties if these contracts are broken. In the future, changes in the available prices and terms of our energy supply contracts could adversely affect our earnings and financial position.

We do not own or control mills that produce softwood kraft pulp and must buy our softwood kraft pulp through supply agreements or on the open market. We purchase

approximately 83,000 tonnes of softwood kraft pulp on the open market each year. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood pulp needs on terms or in amounts satisfactory to us. As a result, our business, financial position and operating results could suffer.

Other raw materials that we use include various chemical compounds, including titanium dioxide, peroxide, fluorocarbon, retention aids and dyes. Although not as substantial as our fibre or energy costs, purchases of chemicals comprise a significant portion of our operating costs. The costs of these chemicals have historically been volatile, and pricing is subject to factors beyond our control. Any increase in energy or raw materials costs may reduce our operating margins as we may not be able to increase our prices in response. Any sustained increase in either could have a material adverse effect on our business, financial position and results of operations.

Trade restrictions regarding trade in softwood lumber products between the United States and Canada may have a negative impact on our profitability.

Our lumber operations in New Brunswick and Maine are excluded from any affect of the current trade agreement between Canada and the United States regarding softwood lumber. This agreement affectively serves to reduce shipments of lumber from regions in Canada other than the Maritimes to the United States under certain circumstances. However, as with all managed trade, the existence of the agreement may cause those lumber producers who are affected by the agreement to behave in a manner which is different than they would have in the absence of such an agreement. This conduct could lead to periods of higher supply, lower prices or both. Continued restriction on shipments by Canadian producers into the United States could have a material impact on the profitability of our sawmills in Canada.

Some of our products are vulnerable to long-term declines in demand due to competing technologies or materials.

We have experienced and may continue to experience decreased demand for some of our products as a result of electronic substitution of these products. The growing use of electronic transmission and document storage alternatives has affected market demand for printing & writing papers. U.S. uncoated freesheet demand declined steadily from 2003 through 2007, reflecting the impact of electronic substitution, among other things. The growth in the use of plain paper fax machines and small office printers has slowed dramatically as e-mail deliveries and the electronic storage of documents have become more widely accepted. The growth of internet directories could impact the use of paper-based directories and certain of our specialty packaging grades are subject to substitution by non-paper based competitive products.

In addition, our pulp business must compete with an increasing supply of, and in some cases customer preference for, foreign sources of pulp such as eucalyptus pulps produced in Asia and South America. If we are unable to develop new sources of demand to effectively respond to electronic substitution and changing customer preferences, our financial position and results of operations may be adversely affected.

Our business is subject to many operational risks for which we may not be adequately insured.

Our business is subject to the risks of operating pulp and paper mills and sawmills, such as unforeseen equipment breakdowns, power failures, fires, severe weather or any other event, including any event of force majeure, which could result in material repair or replacement expense and a prolonged shutdown of any of our mills. A prolonged mill shutdown at any of our

major facilities could materially adversely affect our business, financial position, results of operations and cash flows. Although we maintain insurance, including business interruption insurance, there can be no assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the pulp and lumber industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. For example, we do not insure and cannot obtain insurance against certain environmental risks as insurance is not available on commercially acceptable terms. In addition, there can be no assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

Our mills experience shutdowns that could adversely affect our financial position and results of operations.

In addition to scheduled and unscheduled maintenance shutdowns, depressed commodity prices may cause us to temporarily shut down our mills if product prices fall to a level where mill operation would be uneconomical. Moreover, we may be required to temporarily suspend operations at one or more of our mills to bring production in line with market demand or in response to the market irregularities caused by the trade agreement between Canada and U.S. over softwood lumber trade. During such temporary shutdowns, we must continue to expend capital to maintain the mill and equipment. We may also incur significant labour costs as a result of a temporary shutdown if we are required to give employees notice prior to any layoff or to pay severance for any extended layoff. Furthermore, temporary shutdowns may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere. Given the costs involved in a temporary shutdown of our operations, we may instead choose to continue to operate those operations at a loss, which could have a material adverse effect on our financial position and results of operations.

In addition, a number of circumstances could cause unexpected production disruptions, including shortages of raw materials, disruptions in the availability of transportation, labour disputes and mechanical or process failures. These mill shutdowns could result in the loss of existing customer relationships and could impact our ability to attract new clients or maintain favourable relationships with suppliers of raw materials.

Mill closures may be for extended periods. In addition, if our mills are shut down, they may experience prolonged startup periods, ranging from several days to several weeks. The shutdown of our mills for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations.

Work stoppages or other labour disruptions at our facilities could have a material adverse effect on our business.

As of December 31, 2007, we employed approximately 2,600 people at manufacturing facilities in the United States and Canada. Approximately 64% of these employees are represented by labour unions. At December 31, 2007, all outstanding labour agreements had been ratified. There can be no assurance that we will be able to reach agreement with our employees at future contract negotiations without work stoppages by the affected workers or increased operating costs as a result of higher wages or benefits paid to union members. We might also experience a material labour disruption or significantly increased costs at one or more of other facilities, either in the course of negotiating future labour agreements or otherwise. Labour disruptions or increased labour costs could have a material adverse affect on our financial position and results of operations.

We may not have the capital required to maintain our facilities

The production of lumber, pulp and paper is capital intensive. Although Fraser Papers maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment in Fraser Papers' various production processes will not need to be repaired or replaced. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on Fraser Papers' business, financial position and results of operations.

We are subject to indemnification obligations in connection with our distribution from Norbord.

In connection with our distribution from Norbord on June 30, 2004 (the "Distribution"), we entered into an arrangement agreement with Norbord which contains a number of representations, warranties and covenants, including (a) an agreement by each of the parties to indemnify and hold harmless each other party against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant; and (b) a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact certain tax rulings received in connection with the Distribution, including government opinions and related opinions of counsel and the assumptions upon which they were made.

Should we be found to have breached our representations and warranties or should we fail to satisfy the contractual covenants, we would be obligated to indemnify Norbord for losses incurred in connection with such breach or failure. In addition, under the arrangement agreement, we are required to indemnify Norbord against any loss which it may incur resulting from a claim relating to us, our business or our assets, whether arising prior to or after the completion of the Distribution, as well as any loss which Norbord may incur from certain claims arising prior to the completion of the Distribution relating to a U.S. corporation formerly named Fraser Papers, Inc. retained by Norbord. An indemnification claim against us pursuant to the provisions of the arrangement agreement could have a material adverse effect on us.

Our expenditures for pension obligations are significant and could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

We have significant pension liabilities under our defined benefit pension plans. As of December 31, 2007, we estimate that our pension plans' assets were approximately $530.5 million while our accrued benefit obligations were approximately $643.0 million, yielding an unfunded liability of $112.5 million. Our policy is to fund in accordance with all applicable laws and regulations. If actual results differ from our assumptions, cash expenditures and cash costs that we incur in respect of our pension funding requirements could be materially higher, which may have a material adverse effect on our cash flows and liquidity. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

Our existing credit agreements contain restrictions that limit our operating and financial flexibility.

The terms of our existing credit and financial commitment agreements contain covenants that, among other things, limit our ability to:

- incur additional indebtedness or grant further encumbrances;
- make certain property acquisition and dispositions or amalgamate or pursue other reorganizations;

- provide financial assistance in the form of guarantees or otherwise to third parties; and
- pay dividends, issue securities and make investments.

Complying with these covenants and restrictions, as well as any restrictions that may be contained in any future debt instruments and other transaction documents, may limit our ability to execute certain transactions. Our ability to comply with these covenants will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these covenants or restrictions when they apply may result in a default under the particular debt instrument or other transaction document, which could permit acceleration of other indebtedness. In an event of default, we may not have sufficient funds to make the required payments under our indebtedness or other obligations.

Additional information on Fraser Papers' business risks is included in the Management's Discussion and Analysis, which is included in Fraser Papers' annual report for 2007.

DIVIDENDS

The Company was established as a separate publicly traded company on June 30, 2004 and has not paid any dividends. Dividends on Common Shares are declared solely at the discretion of the Board of Directors.

CAPITAL STRUCTURE

As at December 31, 2007 the authorized capital of the Company was as follows:

- *Common Shares:* An unlimited number. Common shareholders are entitled to one vote per share at all shareholders meetings and are entitled to receive dividends if, as and when declared by the Board of Directors.
- *Class A and Class B Preferred Shares:* An unlimited number. Class A and Class B preferred shares are issuable in series. The Board of Directors is empowered to fix the number of shares in, and the designation and attributes of each series which may include or exclude voting rights.
- *Non-Voting Participating Shares:* An unlimited number. The Board of Directors is empowered to fix the number of shares in, and the designation and attributes of each series which may include a preferential dividend or priority in any distribution of assets.

At December 31, 2007, issued and outstanding capital consisted of 29,509,876 Common Shares. As a result of the rights offering completed in January, 2008 Common Shares outstanding increased to 50,166,789 shares. There were no other classes of shares outstanding in 2007 or 2006.

DEBT RATINGS

The Company has no rated indebtedness outstanding at December 31, 2007.

Further information on the capital resources of the Company are provided in the 2007 Management's Discussion and Analysis.

MARKET FOR SECURITIES

The Company's Common Shares are listed for trading on the Toronto Stock Exchange under the symbol FPS.

From January 1, 2007 through December 31, 2007, the Company's Common Shares traded in a range of between C$2.65 and C$6.50 per share, ending the year at C$2.68 per share. Average daily volume traded during the year was 29,500 shares. The high and low prices and average daily trading volume for each month is summarized below.

Month	High (C$)	Low (C$)	Volume (Shares)
January	$ 6.48	$ 5.72	31,700
February	$ 6.19	$ 5.90	16,500
March	$ 5.99	$ 5.36	5,600
April	$ 6.14	$ 5.30	15,900
May	$ 6.25	$ 5.26	12,000
June	$ 6.26	$ 5.37	21,300
July	$ 6.50	$ 5.37	123,300
August	$ 6.01	$ 5.10	30,100
September	$ 5.69	$ 4.86	10,000
October	$ 5.28	$ 3.26	45,300
November	$ 3.98	$ 2.95	13,100
December	$ 3.36	$ 2.65	51,600
Full Year	$ 6.50	$ 2.65	29,500

DIRECTORS AND OFFICERS

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Fraser Papers' Board does not have an executive committee. Members of the Board's committees are noted.

Name and Municipality of Residence	Principal occupation	Director since
RORKE B. BRYAN, PH.D. (3) Toronto, Ontario	Corporate Director and consultant since 2005; Dean, Faculty of Forestry and Professor of Environmental Sciences, University of Toronto prior thereto.	2005
JACK L. COCKWELL, CA (2) Toronto, Ontario	Group Chairman, Brookfield Asset Management Inc. (asset management)	2004
PAUL E. GAGNÉ, CA (1)(2)(5) Senneville, Quebec	Chairman, Wajax Income Fund (mobile equipment, industrial components and power systems) since May 2006; Corporate Director prior thereto.	2004
DOMINIC GAMMIERO Mississauga, Ontario	Chairman of the Board since 2007; Chief Executive Officer of the Corporation from 2004-2007; President and Chief Executive Officer of Norbord Inc. (panel products) prior thereto.	2004
J. PETER GORDON Toronto, Ontario	President and Chief Executive Officer of the Corporation since 2007; President and Chief Financial Officer from 2006-2007; Managing Partner, Brookfield Asset Management prior thereto.	2007
ROBERT J. HARDING, FCA (4)(5) Toronto, Ontario	Chairman, Brookfield Asset Management Inc.	2004
ALDÉA LANDRY, C.M., Q.C. (1)(3)(4) Moncton, New Brunswick	President, Landal Inc. (consulting).	2004
MARGOT NORTHEY, PH.D. (1)(2)(3)(4) Victoria, British Columbia	Corporate Director	2004
SAMUEL J.B. POLLOCK, CA (3)(5) Toronto, Ontario	Managing Partner, Brookfield Asset Management Inc.	2004

(1) Member of Audit Committee
(2) Member of Human Resources Committee
(3) Member of Environment, Health and Safety Committee
(4) Member of Corporate Governance and Nominating Committee
(5) Member of Pension Committee

Brookfield, directly or indirectly, owns approximately 70.5% of the outstanding Common Shares of the Company.

Executive Officers

Name and Municipality of Residence	Office with Company	Previous occupation
DOMINIC GAMMIERO Mississauga, Ontario	Chairman	Chief Executive Officer, 2004-2007; Chief Executive Officer, Norbord Inc., 1999-2004.
J. PETER GORDON Toronto, Ontario	President and Chief Executive Officer	Chief Financial Officer, 2006-2007; Managing Partner, Brookfield Asset Management Inc., 1998-2006.
GLEN MCMILLAN Toronto, Ontario	Senior Vice President and Chief Financial Officer	Chief Administrative Officer, 2004-2007; Vice President, Controller and Corporate Secretary, Norbord Inc., 1999-2004.
JEFFREY DUTTON Saint Agatha, Maine	Senior Vice President, Operations and Chief Operating Officer	General Manager, East Papers, Fraser Papers Limited, 2006-2008; President, Republic Paperboard Company, 2004-2006.
WILLIAM MANZER Scarborough, Maine	Senior Vice President, Business Strategy and Projects	Vice President, Operations, Fraser Papers Limited, 2003-2005; Vice President, East Papers, prior thereto.
BRIAN MCALARY Scarborough, Maine	Vice President, Sales	Vice President, Sales, Fraser Papers Limited, 2003-2006.

As of March 31, 2008, the Directors and executive officers of the Company as a group own, directly or indirectly, or exercise control or direction over approximately 1.1 million Common Shares of the Company and none of the voting securities of any of the Company's subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar is:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W4
Phone: 1-800-387-0825

AUDITORS

Ernst & Young LLP ("E&Y") have prepared an audit report on the audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for the years then ended. E&Y are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of three directors, as of March 31, 2008, being Paul Gagné (Chair), Aldéa Landry and Margot Northey. Each member of the Audit Committee is an independent director and financially literate under the standards established by Canadian securities regulatory authorities in Multilateral Instrument 52-110 – Audit Committees. During 2007, the Audit Committee met six times and each meeting included a session with only E&Y and the members of the Audit Committee. A written copy of the Audit Committee's terms of reference is attached as Schedule A to this Annual Information Form.

Relevant Education and Experience

Paul E. Gagné, CA – Chair

Mr. Gagné is a chartered accountant and has extensive experience with accounting and audit committee functions. He received his CA designation from the Institute of Chartered Accountants of Ontario in 1974. Mr. Gagné is Chairman of Wajax Income Fund, a distributor and service support provider of mobile equipment, industrial components and power systems. He was President and Chief Executive Officer of Avenor Inc., a producer of forest products, from 1991 to 1997. In that role, Mr. Gagné supervised the Chief Financial Officer. He currently serves on or chairs the audit committees of the following publicly traded companies: CAE Inc., Inmet Mining Corporation and Textron Inc.

Aldéa Landry, C.M., Q.C.

Ms. Landry is President of Landal Inc., an organizational and business development firm, and of J.F.L. Arbitration Services Inc. She is also a director of, The Shaw Group, Moosehead Breweries Limited, the Canadian Foundation on Economic Education, the Canadian Investor Protection Fund and a member of the Oxford Frozen Foods Advisory Board, the Security Information Review Committee and the Atlantic Provinces Economic Council. Ms. Landry is a former cabinet minister and deputy premier of New Brunswick. In addition to studying accounting in law school, Ms. Landry has acquired relevant education and experience while serving as a member of audit committees, on private boards and crown corporations and through attending continuing education seminars.

Margot Northey, Ph.D.

Dr. Northey served as Dean of Queen's University School of Business from 1995 to 2002, during which time the school strengthened its reputation internationally for innovation and high quality, and increased revenues fourfold. An expert in management communications, she has published many articles and seven books, including two best sellers, and has acted as consultant for private and public organizations from coast to coast. She has served on nine corporate boards, including four audit committees. Currently, in addition to Fraser Papers, she is a director of Wawanesa Insurance, Norbord Inc. and British Columbia Transmission Corporation. A graduate of the University of Toronto, she holds an M.A. and Ph.D. from York University.

Pre-approval Policies and Procedures

The Audit Committee has adopted a policy regarding the provision of non-audit services by the Company's external auditors. This policy requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that the Company's external auditors cannot perform, including the use of its external auditors for financial information system design and implementation assignments.

External Auditor Service Fees

The following table sets forth the fees billed by E&Y to the Company for the past two years.

	Fees Paid	
	2007	2006
Audit services	$561,000	$535,000
Audit-related services	280,000	184,000
Taxation services	—	10,000
Other non-audit services	16,000	15,000
Total for all services	$857,000	$744,000

Description of Services:

Audit services include the audit of the annual financial statements of the Company and its subsidiaries and the review of the Company's unaudited interim financial statements.

Audit-related services include audits of the Company's pension plans, interpretation of accounting and reporting standards, comfort letters associated with offering documents and internal control reviews.

Taxation services consist of tax compliance services.

Other non-audit services consist of translation services.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In January of 2006, the Company sold its timberlands in New Brunswick to Acadian, a newly formed income fund, for net proceeds of approximately $125.0 million, including cash of $93.5 million and $31.5 million of securities. The securities were convertible into 3,613,780 units of the Fund, representing a 22% interest on a fully-diluted basis, and were entitled to the same rights as units of the Fund. Brookfield also owns a significant retained interest in Acadian and provides asset management services to the Fund. The Company has also entered into a fibre supply agreement and Crown lands services agreement with Acadian. The fibre supply agreement has a term of 20 years, with an option to extend the agreement for a further 5 years. In September of 2007, the Company sold its interest in Acadian for net proceeds of approximately $38.4 million.

The Company has invested $10.0 million in convertible term preferred units of Katahdin, a wholly-owned subsidiary of Brookfield. Katahdin operates two paper mills in Maine. The units earn a preferential cumulative distribution of 5% per annum and are convertible into common equity units of Katahdin. In addition, a wholly-owned subsidiary of the Company (the "lessee") has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by the lessee on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2007, the lessee earned $8.0 million after all lease payments to the lessor.

Fraser Papers purchases goods and services from Brookfield and its affiliates. During 2007, Fraser Papers purchased approximately $5.7 million of electricity from Brookfield and its affiliated companies. During 2007, Fraser Papers sold $3.3 million of goods and services to Katahdin.

A subsidiary of Brookfield had provided the Company with a revolving credit facility in the principal amount of $83.0 million, repayable at any time without penalty. During the first quarter of 2005 the Company repaid the $75.0 million outstanding on the facility. The facility was then cancelled. In addition, Brookfield has provided the Company with a facility with a notional amount of $200 million to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2007, the Company has entered into forward foreign exchange contracts of C$126.0 million under this facility.

During 2005, the Company maintained interest-bearing deposits with an affiliate of Brookfield on a demand basis. The interest earned on the deposits was at market rates. At December 31, 2007, the Company had no deposits outstanding.

MATERIAL CONTRACTS

Since January 1, 2007, Fraser Papers has entered into the following material contracts, other than in the ordinary course of business:

- Purchase Agreement related to the acquisition of Katahdin Paper.
- Offer to Purchase all of the outstanding $84.0 million in Principal Amount of 8.75% Senior Unsecured Notes due March 15, 2015.
- Short Form Prospectus related to a rights offering to shareholders.
- Standby Purchase Agreement related to the rights offering.
- Rights Agency and Custodian Agreement related to the rights offering.

See also "General Development of the Business: Changes in the Business since 2005". All of these contracts are available for viewing at www.sedar.com.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. We may make such statements in this Annual Information Form, in other filings with Canadian regulators or in other communications. These forward-looking statements include, among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, as well as the outlook for our business and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Forward-looking information typically contains statements with words such as "believe", "typical", "expect", "potential", "tend", "primarily", "generally", "represent", "anticipate", "position", "estimate", "seek", "often", "may", "will", "should", "would", "could" or similar words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows. Forward-looking statements may also reflect the possible effects if certain future events were to occur, as discussed in the "Risks of the Business" section of this document. They may also reflect other expectations or beliefs, objectives or assumptions about our market and competitive

position and about future events or performance, based on information currently available. Readers should be aware that these statements are subject to known and unknown risks, uncertainties, assumptions that may prove to be incorrect and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that could impact our business and our future performance are discussed in the "Risks of the Business" section of this document as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise. Actual results and future events could differ materially from those anticipated in such statements.

ADDITIONAL INFORMATION

Additional information about the Company and its operations can be found on Fraser Papers' web site at www.fraserpapers.com or on SEDAR at www.sedar.com.

The Management Proxy Circular dated March 10, 2008 contains additional information concerning the Company including Directors' and Officers' remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Fraser Papers' Consolidated Financial Statements for the year ended December 31, 2007 and in the Company's Management's Discussion and Analysis.

APPENDIX A

AUDIT COMMITTEE – TERMS OF REFERENCE

1. ROLE OF AUDIT COMMITTEE

The role of the audit committee (the "Committee") is to assist the board of directors (the "Board") in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2. AUTHORITY AND RESPONSIBILITIES

In carrying out its role, the Committee has the following authority and responsibilities.

(a) **Financial Information and Reporting**

(i) to review and discuss with management and the external auditor, as appropriate:

- the annual audited financial statements and the interim financial statements including the accompanying management's discussion and analysis; and
- earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release.

(ii) to review the Corporation's financial reporting and accounting standards and principles, any proposed material changes to them or their application and the appointment of management personnel responsible for financial reporting and accounting.

(b) **Internal Controls** – to review, with the chief financial officer, the external auditor and others, as appropriate, the Corporation's internal system of internal controls.

(c) **External Audit**

(i) to recommend to the Board, for shareholder approval, the external auditor that will be nominated to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor reports directly to the Committee as representatives of the shareholders of the Corporation;

(ii) to recommend to the Board the compensation of the external auditor;

(iii) to evaluate the audit services provided by the external auditor including any disagreement between management and the external auditor regarding financial reporting or otherwise, pre-approve the audit plan and all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iv) to review the post-audit or management letter, containing the recommendations of the external auditor, and management's response

(v) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services

(vi) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(vii) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor.

(d) **Risk Management** – to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(e) **Compliance**

(i) to review the adequacy of the Corporation's financial reporting procedures and policies, including the public disclosure of financial information, and to investigate any non-compliance with those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. **COMPOSITION AND PROCEDURES**

(a) **Size** – The Committee will consist of a minimum of three directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

(b) **Qualifications** – All members of the Committee must meet the independence and financial literacy requirements of applicable regulatory authorities and at least one member of the Committee must be a financial expert.

(c) **Meetings** – The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management. The Chair of the Committee will report to the Board following meetings of the Committee.

(d) **Review of Financial Statements** – The Committee will review the Corporation's annual audited financial statements and interim unaudited financial statements with the CEO and CFO and then the full Board.

(e) **Review of CEO and CFO Certification Process** – n connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) **Review of Earnings and Other Releases** – The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public.

(g) **Approval of Audit and Non-Audit Services** – In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) **Hiring Guidelines for Independent Auditor Employees** – The Committee will adopt guidelines regarding the hiring of any partner or employee or former partner or employee of any external auditor of the Corporation.

(i) **Audit Partner Rotation** – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review

partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) **Process for Handling Complaints about Accounting Matters** – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(i) The Corporation will retain an independent third-party ethics reporting service to facilitate reporting by telephone, email or post and will communicate, and make accessible, the contact details to all staff, customers and suppliers.

(ii) Notification of all reports will be forwarded by the ethics reporting service to the Chair of the Committee and applicable members of senior management, with the exception of reports designated as "sensitive", which will be sent to the Chair of the Committee only.

(iii) All complaints will be investigated by senior management, working closely with the Chair of the Committee.

(iv) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint

(k) **Access to Independent Advisors** – The Committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any member of the Committee may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(l) **Evaluation** – The Committee will conduct, in conjunction with the Corporate Governance and Nominating Committee, and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(m) **Other Matters** – The Committee will conduct reviews and, where appropriate, recommend action by the Board on:

(i) the annual information form to be filed by the Corporation;

(ii) regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(iv) an annual report on officers' expenses;

(v) an annual report on consulting and legal fees paid by the Corporation; and

(vi) an annual report on the Corporation's insurance coverage and costs.

FraserPapers

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 30, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended March 29, 2008, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2007. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) and all of its subsidiaries. Brookfield owns approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our business strategy continues to be:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Providing **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products
Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are focused on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

To better serve our customer needs, Fraser Papers has the technical capability to produce high quality printing papers as a freesheet or a groundwood product. This enables us to capture additional value from our product offerings and also increases the value that our customers receive by using Fraser Papers' products. In addition, Fraser Papers' technical support team is regularly in our customers' manufacturing locations, often helping our customers to resolve issues unrelated to the paper we sell them. Fraser Papers' technical support team has worked closely with a number of packaging customers during the quarter to assist them in areas such as improving converting efficiency with a new packaging design and increasing customer production rates to help the customer improve overall performance. In one instance, Fraser Papers worked closely with a customer to resolve problems relating to glue and adhesion that were unrelated to our paper.

Innovation

Product development continues to be an important component of the Company's marketing initiatives. Our strategy is to focus on products that bring value from the service and technical features that differentiate us from our competition. We are developing new products in the label and food service markets as well as new technologies for use in our operations in areas of fibre development and refining. During the first quarter, the Company developed nine new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We achieved our goal of continually developing new products as approximately 19% of the volume in the first quarter represents products that were developed in the past 24 months.

Improved Operating Performance

The manufacture of pulp and paper is a capital intensive business requiring significant investment in large machinery and equipment. It is imperative that these assets perform consistently at a high level in order to ensure the lowest possible cost position. To this end, we have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were announced last year.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. In the first quarter, oil consumption at Edmundston was lower by 2.1 million gallons compared to the first quarter of 2007, representing a savings of $3.9 million.
- A heat recovery system was installed and commissioned at the end of the first quarter at the Thurso, Quebec pulp mill. The heat exchanger is expected to reduce the mill's fossil fuel use by approximately 10% and reduce greenhouse gas emissions with estimated annual savings of $1.4 million. The system is currently meeting expectations.

Over the past two years, we heavily invested in our sulphite pulp mill in Edmundston, New Brunswick supporting our objective of reducing fibre costs by maximizing internal pulp production and displacing purchased pulp fibre. During the first quarter, the internal pulp production at Edmundston improved to design levels, producing up to 740 tons per day on a sustained basis. However, raw material shortages and other operational difficulties contributed to intermittent downtime, resulting in average daily production for the quarter which was slightly lower than the first quarter of 2007.

Fraser Papers' improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant selling prices, exchange rates and commodity prices. Through focusing on things we can control, Fraser Papers' operating performance improved generating EBITDA improvements of $9.5 million in the first quarter of 2008, when compared to the first quarter of 2007. The cost reduction improvements were derived primarily from improved energy usage, labour and benefit costs due to restructuring and chemical and fibre usage efficiencies. Sales and production volumes were negative compared to the first quarter of 2007 due to the closure of two paper machines during 2007 and the market downtime associated with the sawmills.

PRE-TAX US$MILLIONS	2008 YTD Margin Improvements
Improved Energy Usage	$ 3.2
Sales and Production Volume	(2.7)
Improved Fibre and Material Utilization	3.2
Chemical Usage Efficiencies	1.5
Labour and Other Cost Reductions	4.3
Total	$ 9.5

These initiatives served to only partially offset significant cost pressures from fibre, energy and chemical pricing and Canadian / US foreign exchange, which totaled $21.6 million in the first quarter of 2008 compared to the first quarter of 2007.

PRE-TAX US$MILLIONS	2008 YTD Uncontrollable Pressures
Increased fibre pricing	$ (2.0)
Increased energy pricing	(6.6)
Increased chemical pricing	(1.5)
Canadian / US Foreign Exchange	(11.5)
Total	$ (21.6)

Recapitalization

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. During the first quarter, the Company issued 20,656,913 common shares under a rights offering for net proceeds of $59.7 million. The proceeds from the offering were used to repay outstanding debt, including $50.0 million which was due on January 31, 2008.

Subsequent to the end of the quarter, the Company amended its revolving credit facility to increase the maximum borrowings under the facility to $115.0 million and extend the term of the facility through April, 2011. The increased borrowing capacity will provide the Company with the liquidity it needs to execute its 2008 business plan.

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. The Company continued its focus on operational improvement, implemented a number of energy efficiency initiatives and took downtime at its sawmills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, higher fibre and energy costs, weak lumber markets and the strong Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our Lumber operations, which are integrated with our core Pulp and Paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at only 35% of capacity and continue to generate negative results. Under current market conditions, many sawmills in the Northeast are shut, reducing the available supply of woodchips and putting upward pressure on the price of this key input.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and the lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Paper operations			
EBITDA(1)(3) (US$million)	**(6.8)**	(7.6)	3.2
Less: Impact of outages	**—**	(3.5)	—
Adjusted EBITDA(2)	**(6.8)**	(4.1)	3.2
Adjusted EBITDA Margin ($ per ton)	**(45)**	(26)	21
Adjusted Average Cash Cost(1) ($ per ton)	**1,003**	963	906
Pulp operations			
EBITDA(1) (US$million)	**(0.9)**	(3.7)	1.6
Less: Impact of outages	**—**	(5.0)	—
Adjusted EBITDA(2)	**(0.9)**	1.3	1.6
Adjusted EBITDA Margin ($ per tonne)	**(15)**	24	29
Adjusted Average Cash Cost(1) ($ per tonne)	**595**	565	496
Lumber operations			
EBITDA(1) (US$million)	**(4.2)**	(6.0)	(6.8)
EBITDA Margin ($ per Mfbm)	**(98)**	(90)	(96)
Average Cash Cost(1) ($ per Mfbm)	**299**	356	376

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages.
(3) Prior quarter's EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

Fraser Papers generated an EBITDA loss of $11.9 million in the first quarter of 2008.

Paper operations in the first quarter of 2008 generated an EBITDA loss of $6.8 million. The adjusted EBITDA loss for Paper operations in the fourth quarter of 2007, excluding the impact of a major maintenance outage, was $4.1 million. The impact of higher fibre, chemical and oil pricing more than offset the improved paper pricing for the quarter.

For Paper operations, the EBITDA in the first quarter of 2008 was a decline of $10.0 million compared to the first quarter of 2007. Paper pricing for specialty packaging, specialty printing and commodity freesheet grades increased 3% over the first quarter of 2007, but was offset by increased cash cost due to purchased fibre and energy pricing and the strength of the Canadian dollar which have more than offset the benefit of these paper price increases.

Pulp operations in the first quarter of 2008 generated a negative EBITDA of $0.9 million. This compares to an adjusted EBITDA, excluding the impact of a major maintenance outage, in the fourth quarter of 2007 of $1.3 million. On this basis, EBITDA declined by $2.2 million compared to the fourth quarter of 2007 reflecting higher energy and fibre costs. Pulp markets improved during the quarter with the average realized revenue increasing 2%.

Pulp operations' EBITDA in the first quarter of 2008 has declined by $2.5 million over the EBITDA of the first quarter of 2007 reflecting the effect of the strong Canadian dollar and energy pricing partially offset by an increase in benchmark pricing of $107 per tonne. The Canadian dollar increased from US$0.85 in the first quarter of 2007 to US$0.98 in the first quarter of 2008 (including the effect of cash flow hedging activities, see "Hedging Activities") while benchmark pricing for oil increased by 73% from $60 per barrel to $104 per barrel.

Lumber operations' EBITDA loss of $4.2 million improved by $1.8 million compared to the fourth quarter of 2007 as a result of reduced costs with the temporary closure of the New Brunswick sawmills and the Ashland, Maine sawmill. The lumber market continues to be poor due to weak demand and has deteriorated since the first quarter of 2007 with benchmark pricing down 14% or $45 per Mfbm.

SUMMARY OF QUARTERLY RESULTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2008			
1st Quarter	**$ 180.7**	**$ (19.1)**	**$ (0.44)**
2007			
4th Quarter (1)	186.3	(20.4)	(0.69)
3rd Quarter (1)	172.3	24.7	0.84
2nd Quarter (1)	181.7	(37.6)	(1.28)
1st Quarter (1)	174.4	(9.9)	(0.34)
2006			
4th Quarter	187.2	(11.0)	(0.40)
3rd Quarter	185.1	(6.1)	(0.21)
2nd Quarter	207.7	(18.3)	(0.61)

(1) Prior quarters' EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

FINANCIAL RESULTS

Net sales for the first quarter of 2008 were $180.7 million, as compared to $186.3 million in the fourth quarter of 2007. The decrease was due to higher sales volumes for paper in the fourth quarter as we started to ship ahead of the financial printing season and reduced lumber shipments as a result of market conditions partially offset by improved paper and pulp pricing.

Losses for the first quarter of 2008 were $19.1 million compared to a loss of $20.4 million in the fourth quarter of 2007. The fourth quarter results included $8.5 million related to the negative impact of the outages at the Edmundston co-generation facility and the Thurso pulp mill.

Net sales for the first quarter of 2008 were $180.7 million, as compared to $174.4 million in the first quarter of 2007. The increase was a result of improved pulp and paper pricing offset by reduced lumber sales during the quarter.

Losses for the first quarter of 2008 were $19.1 million, as compared to a loss of $9.9 million in the first quarter of 2007. The decrease in earnings of $9.2 million was mainly due to the strength of the Canadian dollar and increased pricing for energy and chemicals of $19.6 million partly offset by improvements in revenue realizations and fibre pricing, fibre and chemical utilization and other margin improvements of $9.5 million.

In the first quarter, Fraser Papers generated an EBITDA loss of $11.9 million, an improvement of $5.4 million from the fourth quarter of 2007 EBITDA loss of $17.3 million. The fourth quarter included $5.0 million for the Thurso annual maintenance outage and $3.5 million for the Edmundston co-generation facility annual outage.

Realized paper prices improved by $44 per ton compared to the fourth quarter as markets improved for freesheet and groundwood grades. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") increased by $12 per tonne due to improved market conditions. Lumber prices declined $22/Mfbm during the quarter as a result of continued poor market conditions. Cost pressures in all of our operations continued as the combined effect of higher fibre, energy and chemical costs resulted in an estimated $5.0 million increase in costs, as compared to the fourth quarter of 2007. See discussion in "Business Segments".

Depreciation expense was $7.4 million in the quarter, as compared to $7.9 million in the comparable period in 2007.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2 million, a decrease in inventories of $0.7 million, an increase in future income taxes liabilities of $0.4 million and a decrease in opening deficit as at January 1, 2007 of $2.1 million. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $0.3 million and $0.2 million for 2008 and 2007 respectively compared to if the Company had not changed its policy.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $11.5 million compared to an outflow of $26.2 million during the same quarter of 2007. During the first quarter, Fraser Papers decreased working capital by $1.8 million compared to an increase in working capital of $19.0 million in the first quarter of 2007. Most of the Company's sawmill capacity was closed during the quarter significantly reducing log inventory requirements. Paper finished goods inventory remained flat during the quarter compared to an inventory build during the first quarter of 2007 in support of an expected increase in specialty printing and writing sales volumes. In 2008, the Company anticipates achieving efficiencies which will allow for a reduction in paper inventories through the end of the year.

Operating cash flow before changes in working capital declined by $6.1 million compared to the first quarter of 2007 primarily as a result of lower EBITDA. The Company's ability to generate positive future cash flow is dependent upon many factors, some of which are beyond the control of the Company. As such, the Company continues to focus on initiatives to reduce costs by reducing fixed costs, improving efficiencies and optimizing the use of raw materials. The Company believes these initiatives will position Fraser Papers to benefit when costs return to historic levels resulting in improved operating cash flows.

Net Debt and Capital Resources

During the quarter, Fraser Papers completed a rights offering (the "Offering") under which the Company granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. The Company received $59.7 million in proceeds under the Offering and repaid indebtedness, including $50.0 million in temporary financing that was due January 31, 2008.

Subsequent to end of the quarter, the Company increased the maximum borrowings under its revolving credit facility with its current lender from $90.0 million to $115.0 million. The term of the amended credit facility was extended to April 2011. Borrowings under the facility will continue to be secured by a first charge against accounts receivable and inventory. The increase in maximum borrowings was supported by Brookfield who has provided a guarantee for up to $25.0 million in borrowings under the facility. As security for this guarantee, Fraser Papers has provided Brookfield with a fixed charge on certain of Fraser Papers' property, plant and equipment.

Total borrowings under the credit facility at March 29, 2008 were $34.8 million. In addition, the Company had utilized $43.1 million of the facility in support of letters of credit. After giving effect to the increase in the credit facility to $115.0 million, maximum borrowings available under the amended credit facility were $37.1 million.

Net debt including bank indebtedness as of March 29, 2008 was $41.1 million, resulting in a net debt to net debt plus equity ratio of 11%. The Company regularly meets with third party institutions to discuss additional financing opportunities. The Company believes that its conservative capital structure, increased borrowing capacity under the amended credit facility and possible future sources of capital provide adequate liquidity for the Company to complete its 2008 business plans.

CAPITAL INVESTMENTS

For the quarter, capital investments totaled $3.4 million compared to $3.6 million in the first quarter of 2007. Capital investments in the first quarter were targeted towards maintenance of property, plant and equipment.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $4.8 million in the first quarter of 2008, a decrease of $1.7 million from the comparable period in 2007. The decreased funding is due to a lower funding requirement for certain of the plans and a better overall funded position.

Benefit plan expense for the quarter was $4.1 million as compared to $2.6 million in the comparable quarter in 2007. The increase is due to a settlement expense of $1.3 million related to the partial wind-up of a pension plan related to the sale of our timberlands in 2006.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of March 29, 2008:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 34.8	$ —	$ 34.8	$ —	$ —
Operating leases	0.8	0.5	0.3	—	—
Purchase obligations	9.9	9.9	—	—	—
Total contractual obligations	**$ 45.5**	**$ 10.4**	**$ 35.1**	**$ —**	**$ —**

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Brookfield has provided a guarantee to Fraser Papers' lenders in support of Fraser Papers' credit facility. The maximum amount of the guarantee is $25.0 million. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. As security, Fraser Papers has provided Brookfield with a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. (the former parent company of Fraser Papers) has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At March 29, 2008, the maximum potential amount of the obligations guaranteed was estimated to be $3.8 million. These guarantees have not been included in the table above.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. At March 29, 2008, the maximum potential amount of the obligation is $0.7 million.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of March 29, 2008, the Company had CAD$33.5 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. During the quarter, the Company realized $0.6 million of losses on these contracts and at March 29, 2008, the unrealized losses on these contracts amounted to $0.3 million.

As of March 29, 2008, the Company had $63.8 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. During the quarter, the Company realized $1.6 million of gains related to foreign exchange contracts. At March 29, 2008, the unrealized gains on outstanding contracts amounted to $0.4 million. After giving effect to the gains on these hedges, the average realized exchange rate during the quarter was C$1.00 = US$0.98 compared to published average rate of C$1.00 = US$1.00.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Consolidated Statements of Operations and Deficit, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Consolidated Statements of Other Comprehensive Income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

OPERATING RESULTS

Fraser Papers operates one business segment comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills.

Products include Paper (including specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel), as well as hardwood pulp (Pulp) and softwood lumber (Lumber).

Paper Operations

The Company owns and operates a paper mill in Gorham, New Hampshire and an integrated pulp and paper facility in Edmundston, New Brunswick / Madawaska, Maine (East Papers).

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Sales (US$millions)	**148.6**	147.6	141.9
EBITDA (US$millions)(3)	**(6.8)**	(7.6)	3.2
EBITDA ($ per ton)	**(45)**	(48)	21
EBITDA margin(1)	**(5%)**	(5%)	2%
Shipments (000 tons)			
Specialty packaging	**23**	19	18
Specialty printing	**51**	57	69
Commodity freesheet papers	**18**	17	11
Specialty high-bright groundwood	**33**	26	25
Commodity groundwood	**17**	28	17
Towel	**10**	11	9
	152	158	149
Average Revenue Realized ($ per ton)			
Specialty packaging	**1,173**	1,141	1,162
Specialty printing	**1,027**	995	986
Commodity freesheet papers	**867**	874	863
Specialty high-bright groundwood	**864**	852	871
Commodity groundwood	**843**	727	750
Towel	**841**	842	772
Weighted Average ($ per ton)	**962**	918	938
Average Cash Operating Cost ($ per ton)	**1,003**	985	906
Reference Prices ($ per ton)(2)			
50# offset rolls	**860**	853	827
22.1# white directory	**745**	740	740

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").
(3) Prior quarter's EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

Market conditions continue to improve for specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 1% or $7 per ton over the previous quarter and 4% or $33 per ton over the same quarter in 2007.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In the first quarter of 2008, Fraser Papers had approximately 80% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty packaging or printing segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes increased by 4,000 tons compared to the fourth quarter of 2007 due to increased demand for pet food bags. Specialty packaging pricing in the first quarter of 2008 increased by $32 per ton compared to the fourth quarter of 2007.

Specialty printing papers include uncoated freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers shipment volumes decreased by 6,000 tons compared to the fourth quarter of 2007. Certain uncoated freesheet applications have switched to groundwood containing papers in response to increased selling prices. Fraser Papers' technical capabilities have allowed us to assist our customer base in this transition. Specialty printing shipments were lower than the first quarter of 2007 as a result of the permanent closure of two paper machines and the migration of financial printing papers from freesheet to Fraser Papers' specialty high-bright groundwood.

In the first quarter, the volume for commodity freesheet increased slightly by 1,000 tons from the fourth quarter of 2007. Fraser Papers continues to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood papers include products that are used for financial printing and other applications where a high performance and superior print quality are required. Compared to the fourth quarter of 2007, Fraser Papers' shipments of specialty groundwood products increased 7,000 tons and average revenue realized increased $12 per ton.

Compared with the fourth quarter of 2007, Fraser Papers' shipments of commodity groundwood products decreased 11,000 tons as we increased the volumes of specialty high-bright groundwood grades.

Three months ended March 29, 2008 compared to three months ended December 31, 2007

The Paper operations generated negative EBITDA of $6.8 million in the first quarter on sales of $148.6 million. This compares to a negative EBITDA of $7.6 million in the fourth quarter of 2007 on sales of $147.6 million. The fourth quarter of 2007 included a charge of $3.5 million for a planned co-generation facility outage in Edmundston.

The Paper operations generated negative EBITDA in the first quarter of $6.8 million compared to negative adjusted EBITDA, adjusting for the effects of the outage, of $4.1 million in the fourth quarter of 2007. Selling prices improved by $44 per ton as the Company implemented a number of price increases in the quarter. Unfortunately, these price increases were more than offset by increased costs for energy, fibre and chemicals.

Three months ended March 29, 2008 compared to three months ended March 31, 2007

The Paper operations generated negative EBITDA of $6.8 million in the first quarter on sales of $148.6 million. This compares to an EBITDA of $3.2 million in the first quarter of 2007 on sales of $141.9 million. Higher selling prices and improved volumes contributed to improved sales. These improvements were more than offset by increased costs for fibre, energy, and the effect of the stronger Canadian dollar. The Canadian dollar realized in the first quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.85 in the first quarter of 2007.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec.

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Sales (US$millions)	**21.7**	20.8	12.3
EBITDA (US$millions)	**(0.9)**	(3.7)	1.6
Pulp EBITDA ($ per tonne)	**(15)**	(67)	29
EBITDA Margin(1)	**(4%)**	(18%)	13%
Shipments (000 tonnes)(2)	**62**	55	55
Average Revenue Realized ($ per tonne)(2)	**594**	582	544
Average Cash Operating Costs ($ per tonne)	**595**	656	496
Reference Price ($ per tonne)(3)			
NBHK market pulp	**797**	768	690

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions continued to improve in the NBHK pulp market with average benchmark pricing rising by 4%, or $29 per tonne over the fourth quarter of 2007 to $797 per tonne. This is an improvement of 16% or $107 per tonne compared to the first quarter of 2007 in the average benchmark pricing.

Fraser Papers directs a portion of its market pulp for internal use. The Company also purchases pulp from third parties to supplement internal production. With improved internal pulp production in the first quarter, the Company's net pulp purchases amounted to 9,000 tonnes in the quarter.

Three months ended March 29, 2008 compared to three months ended December 31, 2007

The Pulp operations generated negative EBITDA of $0.9 million in the first quarter of 2008 on sales of $21.7 million. This was a $2.8 million EBITDA improvement from the previous quarter when the pulp operations generated negative EBITDA of $3.7 million on $20.8 million of sales as the Company took its annual maintenance outage at a cost of $5.0 million. After adjusting for the outage, the deterioration in results was due to higher fibre, oil and chemical prices partly offset by improved selling prices.

Shipments increased by 13% in the first quarter of 2008 due to the annual maintenance outage in the fourth quarter of 2007.

Three months ended March 29, 2008 compared to three months ended March 31, 2007

The Pulp operations generated negative EBITDA of $0.9 million in the first quarter of 2008 on sales of $21.7 million. This was a $2.5 million decrease in EBITDA from the previous year's quarter when the Pulp operations generated EBITDA of $1.6 million on $12.3 million of sales. The $2.5 million decrease was primarily due to the stronger Canadian dollar partially offset by improved market conditions with a realized revenue increase of 9%. The Canadian dollar realized in the first quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.85 in the first quarter of 2007.

Shipments increased by 13% in the first quarter of 2008 compared to the first quarter of 2007 due to improved pulp mill productivity.

Lumber Operations

Lumber operations are comprised of four sawmills located in Plaster Rock, New Brunswick; Juniper, New Brunswick; Ashland, Maine and Masardis, Maine.

	Three months ended		
	Mar 29 2008	Dec 31 2007	Mar 31 2007
Sales (US$millions)	**10.4**	17.9	20.2
EBITDA (US$millions)	**(4.2)**	(6.0)	(6.8)
EBITDA ($ per Mfbm)	**(98)**	(88)	(96)
EBITDA Margin[2]	**(40%)**	(34%)	(34%)
Shipments (MMfbm)	**43**	68	71
Average Revenue Realized ($ per Mfbm)	**242**	264	285
Average Cash Operating Cost ($ per Mfbm)	**299**	356	376
Reference Price ($ per Mfbm)[1]			
Boston SPF 2X4 #2&Btr	**284**	307	329

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.

Market conditions continued to be very weak for our Lumber operations due primarily to the decline in U.S. housing activity where annual construction starts have declined from their peak of an annualized 2.3 million in January 2006 to an annualized 0.9 million in March 2008. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased a further 7% or $23 per Mfbm from the fourth quarter of 2007. Consequently, Fraser Papers' net revenue realized decreased 8% compared to the fourth quarter.

In the first quarter, the Company took market-related downtime for 13 weeks at the Plaster Rock and Juniper sawmills and eight weeks at the Ashland sawmill. In the third quarter of 2007, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper sawmill for up to eleven months.

Three months ended March 29, 2008 compared to three months ended December 31, 2007

The Lumber operations generated negative EBITDA of $4.2 million in the first quarter of 2008 on sales of $10.4 million. This compares to negative EBITDA in the fourth quarter of 2007 of $6.0 million on sales of $17.9 million. EBITDA improved by $1.8 million over the fourth quarter as significant fixed costs were eliminated as a result of the market-related downtime taken during the quarter.

Three months ended March 29, 2008 compared to three months ended March 31, 2007

The Lumber operations generated negative EBITDA of $4.2 million in the first quarter of 2008 on sales of $10.4 million. This compares to negative EBITDA in the first quarter of 2007 of $6.8 million on sales of $20.2 million. EBITDA improved by $2.6 million over the first quarter of 2007 due to lower fixed costs as a result of the market-related downtime taken during the quarter.

Shipments in the first quarter of 2008 were lower by 28 MMfbm than the first quarter of 2007 as a result of the downtime at the New Brunswick sawmills.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the March 29, 2008 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2007, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines in 2007 and the impairment are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2007.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, market share, the effectiveness of energy initiatives in reducing oil consumption, anticipated selling prices for products, the Company's liquidity position, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following restructuring and other initiatives, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "feel", "can", "continue", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Consolidation and rationalization in the broader paper industry have contributed to a better balance between supply and demand fundamentals in the market. As a result, Fraser Papers experienced positive momentum for pricing of its paper products in the first quarter. While not yet able to offset significant increases in input costs, the Company anticipates additional price increases will be necessary to respond to these increased pressures. The Company continues to closely monitor the potential impact on overall sales volumes should the North American economy slow, as expected.

Markets for the Company's northern bleached hardwood pulp remain firm with demand from Europe and Asia at high levels. Recent increases in global hardwood capacity appear to have been fully absorbed. A $20 per tonne price increase was announced for April 1, 2008 and appears to have been implemented.

Lumber prices are not expected to improve materially over the balance of the year, reflecting the severe downturn in the U.S. housing industry. Significant inventories of unsold homes continue to overhang the market. Operation of the Company's four sawmills will be dependent on the availability of economic wood fibre to feed its Edmundston pulp mill and the requirement to process remaining log inventories.

During the quarter, Fraser Papers strengthened its balance sheet with $60 million in proceeds from a rights offering to its shareholders. The issue was backstopped by Brookfield, the Company's largest shareholder. Subsequent to quarter end, the Company secured a $25 million expansion and a three-year extension to its credit facility. With a longer term and increased borrowing capacity provided by the recent financing, the Company's management has the opportunity to focus on the key drivers of the business namely, energy, fibre, throughput and process efficiencies, to achieve further cost reduction at all its operations.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS	Three months ended Mar 29 2008	Dec 31 2007	Mar 31 2007
Loss	$ (19.1)	$ (20.4)	$ (9.9)
Add: Interest expense, net	0.7	1.8	1.3
Less: Income tax recovery	(0.9)	(5.0)	(0.7)
Add: Restructuring Charges	—	(0.6)	—
Add: Other	—	(0.3)	(0.6)
Add: Depreciation	7.4	7.2	7.9
EBITDA	$ (11.9)	$ (17.3)	$ (2.0)

NET DEBT

US$MILLIONS	As at Mar 29 2008	Dec 31 2007
Long-term debt	$ —	$ —
Less: Cash and short term-notes	—	—
Add: Bank indebtedness	6.3	4.3
Add: Borrowings under Credit facility	34.8	81.6
NET DEBT	$ 41.1	$ 85.9

NET DEBT TO NET DEBT PLUS EQUITY

US$MILLIONS	As at Mar 29 2008	Dec 31 2007
Net Debt	$ 41.1	$ 85.9
Add: Equity	333.9	292.9
Net Debt Plus Equity	$ 375.0	$ 378.8
Net Debt	41.1	85.9
Divided by: Net Debt Plus Equity	375.0	378.8
NET DEBT TO NET DEBT PLUS EQUITY	11%	23%

CASH COST

US$MILLIONS	Three months ended Mar 29 2008	Dec 31 2007	Mar 31 2007
Net Sales	$ 180.7	$ 186.3	$ 174.4
Less: EBITDA	11.9	17.3	2.0
CASH COST	$ 192.6	$ 203.6	$ 176.4

RECEIVED
2009 MAY 28 A 9:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
MARCH 29, 2008

(unaudited)

US$MILLIONS	As at Mar 29, 2008	As at Dec 31, 2007
Assets		
Current assets:		
Accounts receivable	**$ 96.2**	$ 99.1
Inventory	**125.1**	124.2
Future income taxes	**0.5**	0.2
	221.8	223.5
Property, plant and equipment	**261.9**	266.2
Other assets	**54.7**	56.5
	$ 538.4	$ 546.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ 6.3**	$ 4.3
Accounts payable and accrued liabilities	**104.6**	106.4
Current debt *(note 4)*	**—**	81.6
	110.9	192.3
Long-term debt *(note 4)*	**34.8**	—
Other liabilities	**54.7**	56.1
Future income taxes	**4.1**	4.9
Shareholders' equity *(note 7)*	**333.9**	292.9
	$ 538.4	$ 546.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
MARCH 29, 2008

(unaudited)

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended Mar 29 2008	Mar 31 2007
Net sales	**$ 180.7**	$ 174.4
Cost of goods sold	**185.6**	172.1
Selling, general and administration costs *(note 5)*	**7.0**	4.3
Loss before the following:	**$ (11.9)**	$ (2.0)
Other	**—**	0.6
Interest income	**0.2**	0.3
Interest expense	**(0.9)**	(1.6)
Loss before depreciation and income taxes	**(12.6)**	(2.7)
Depreciation	**(7.4)**	(7.9)
Income tax recovery *(note 6)*	**0.9**	0.7
Loss	**$ (19.1)**	$ (9.9)
Loss per share (basic and fully diluted)	**$ (0.44)**	$ (0.34)
Weighted average number of shares (thousands)	***43,281***	*29,510*
Deficit		
Balance, beginning of period	**$ (203.0)**	$ (162.0)
Change in accounting policy *(note 2)*	**—**	2.1
Loss	**(19.1)**	(9.9)
Balance, end of period	**$ (222.1)**	$ (169.8)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
MARCH 29, 2008

(unaudited)

US$MILLIONS	Three Months Ended Mar 29 2008	Three Months Ended Mar 31 2007
Loss	$ (19.1)	$ (9.9)
Changes in unrealized net gains on cash flow hedges	—	0.4
Changes in unrealized net gains on lumber hedges	—	0.3
Tax impact of above	—	(0.2)
Other comprehensive income	—	0.5
Comprehensive loss	$ (19.1)	$ (9.4)
Accumulated other comprehensive income		
Balance, beginning of period	0.2	—
Transition adjustment	—	(0.2)
Other comprehensive income for the period	—	0.5
Balance, end of period	$ 0.2	$ 0.3

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2007

(unaudited)

US$MILLIONS	Three Months Ended Mar 29 2008	Mar 31 2007
Cash provided by (used for):		
Operating Activities		
Loss	$ (19.1)	$ (9.9)
Items not affecting cash:		
Depreciation	7.4	7.9
Future income taxes *(note 6)*	(1.0)	(1.1)
Employment benefit plan expense *(note 5)*	4.1	2.6
Other items	0.1	(0.2)
Employment benefit plan funding *(note 5)*	(4.8)	(6.5)
	(13.3)	(7.2)
Net change in non-cash working capital balances	1.8	(19.0)
	(11.5)	(26.2)
Investing Activities		
Net capital investments	(3.4)	(3.6)
	(3.4)	(3.6)
Financing Activities		
Proceeds from rights offering *(note 7)*	59.7	—
Repayment of long-term debt *(note 4)*	(50.0)	
Net borrowings under revolving credit facility	3.2	12.0
	12.9	12.0
Increase in bank indebtedness	$ (2.0)	$ (17.8)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2007, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2007. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments – Disclosure* and *Section 3863, Financial Instruments – Presentation.*

Inventories
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2, a decrease in inventories of $0.7, an increase in future income taxes liabilities of $0.4 and a decrease in opening deficit as at January 1, 2007 of $2.1. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $0.3 and loss per share of $0.01, on a basic and fully diluted basis (2007 – $0.2 and nil), compared to if the Company had not changed its policy. Additional disclosures required by the new recommendations are provided in *note 3.*

Capital Disclosures
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about how an entity manages its capital. These disclosures have been described in *note 9.*

Financial Instruments
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about financial instruments and risk management. These disclosures have been described in *note 8.*

Note 3. Inventory

During the quarter, Fraser Papers recorded a charge of $6.3 (2007 – $5.9) in the consolidated statement of operations to reduce the carrying value of certain of its inventories to lower of original cost or net realizable value. No reversals of prior charges were recorded in first quarter of 2007 or 2008.

Note 4. Long-term Debt

In January 2008, the Company completed a rights offering to its shareholders (the "Offering") *(note 7)* under which it received net proceeds of $59.7. The proceeds were used to repay outstanding indebtedness, including $50.0 in temporary financing, which was due January 31, 2008.

Subsequent to the end of the quarter, the Company amended its existing revolving credit facility to extend the term of the facility and increase the maximum borrowings under the facility to $115.0. The amended facility bears interest at market rates and is due in April 2011. Borrowings under the facility are secured by a first charge against accounts receivable and inventory of Fraser Papers. At March 29, 2008, $77.9 (2007 – $123.9) of the facility was utilized, $34.8 (2007 – $31.6) for operating bank loans and the balance in the form of letters of credit. The effective interest rate on the facility was 4.8% at March 29, 2008 (2007 – 6.8%).

Interest payments of $0.9 (2007 – $3.0) were made on long-term debt in the first quarter of 2008.

Note 5. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $4.1 (2007 – $2.6). The Company received regulatory approval relating to a partial wind-up of pension plan obligations as a result of a disposition of timberland assets in New Brunswick in 2006 and recorded settlement expense of $1.3 in selling, general and administrative costs.

Employee benefit plan funding amounted to $4.8 (2007 – $6.5).

Note 6. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended	
	Mar 29 2008	Mar 31 2007
Current tax expense	$ **(0.1)**	$ (0.4)
Future income tax recovery	**1.0**	1.1
Income tax recovery	$ **0.9**	$ 0.7

During the quarter no payments were made for income and income-related taxes (2007 – nil).

Note 7. Shareholders' Equity

	As at Mar 29 2007	As at Dec 31 2007
Common shares – 50,166,789 (2007 – 29,509,876) shares outstanding	$ **549.7**	$ 490.0
Contributed surplus	**6.1**	5.7
Accumulated other comprehensive income	**0.2**	0.2
Deficit	**(222.1)**	(203.0)
	$ **333.9**	$ 292.9

Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. On January 24, 2008, the Company issued 20,656,913 shares and received net proceeds of $59.7.

During the quarter, Fraser Papers issued 1,295,000 stock options with an exercise price of CAD$3.10 to certain officers of the Company. These options have a 10 year life and vest evenly over five years.

Note 8. Financial Instruments and Risk Management

Foreign Currency Rate Risk

Fraser Papers holds certain assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at March 29, 2008, the Company had outstanding forward foreign exchange contracts of CAD$33.5 (2007 – CAD$30.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The consolidated statements of operations for the quarter ended March 29, 2008 include a realized loss of $0.6 (2007 – gain of $0.8) on matured forward foreign exchange contracts and an unrealized loss of $0.3 (2007 – gain of $0.1) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

As at March 29, 2008, the Company had forward foreign exchange contracts of $63.8 (2007 – $42.4) as a hedge of anticipated future Canadian dollar cash outflows. These contracts have varying maturity dates in 2008. The consolidated statements of operations for the quarter ended March 29, 2008 include a realized gain of $1.6 (2007 – loss of $0.2) on matured forward foreign exchange contracts. An unrealized gain of $0.4 (2007 – $0.1) is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Credit Risk

Fraser Papers does not have a trade receivable balance greater than $8.6 from any individual customer as at March 29, 2008 (2007 – $7.9). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. No amounts related to bad debts were expensed in 2008 or 2007. The allowance for doubtful accounts as at March 29, 2008 is $0.2 (2007 – $0.2).

Sensitivity Information

Fluctuations in market prices, exposes the Company to potential negative effects from market risk, which is composed of changes in currency exchange rates (currency risk), changes in interest rates (interest rate risk) and changes in the selling prices of the Company's products (price risk).

Currency Risk

With production facilities in Canada, a significant portion of the Company's operating costs are sourced in Canadian dollars. A one cent change in the foreign exchange rate would have impacted pre-tax loss for the quarter, before the impact of the Company's hedging program, by $0.9.

Interest Rate Risk

Revolving credit facilities available to the Company bear interest at market rates and present risk as interest rates fluctuate. A change in market rates of 100 basis points, would have impacted pre-tax loss for the quarter by $0.1. Interest rate swaps are an available alternative to manage significant fluctuations in interest rates.

Price Risk

Markets for some of Fraser Papers' products are highly competitive and cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products. Fraser Papers does not use derivative financial instruments for speculative purposes.

Specifically, the Company is exposed to variability in commodity prices on the sale of its paper, pulp and lumber products. A $25/tonne change in the value received on the sale of paper products, would have impacted pre-tax loss for the quarter by $3.8. A $25/tonne change in pulp prices would have affected pre-tax loss for the quarter by $0.2. Pre-tax loss in the quarter would have been impacted by $1.1 with a change in lumber prices of $25/Mbfm. The Company has used pulp and lumber hedges in the past to limit its exposure to variability in commodity pricing and will consider use of these derivatives when appropriate.

For the quarter ending March 31, 2007, Fraser Papers had entered into lumber futures contracts representing 4.7 million board feet of lumber and recognized an unrealized gain of $0.3 in other comprehensive income. No contracts were outstanding or entered into during the quarter.

Note 9. Capital Management

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. Fraser Papers conservatively manages the term of its debt in consideration of the expected life of its net assets. As such, shareholders' equity is maintained at amounts in excess of the carrying value of property, plant and equipment. The Company's current net debt to net debt plus equity ratio is 11%. In order to maintain or adjust the capital structure, the Company may, subject to certain approvals, issue additional shares, buy its own shares on the market, return capital to shareholders, issue debt or repay debt.

The Company monitors capital on the basis of the net debt to net debt plus equity ratio. Net debt is bank indebtedness plus long-term debt, less cash and cash equivalents. Equity comprises all components of shareholders' equity.

During 2008, the Company's strategy with respect to capital is unchanged from the prior year.

Note 10. Commitments and Contingencies

Brookfield Asset Management Inc. (together with its affiliates "Brookfield") has provided a guarantee to the lenders of the Company in support of its credit facility. The maximum amount of the guarantee is $25.0. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. The guarantee is secured by a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $3.8.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian Timber Income Fund ("Acadian") to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at March 29, 2008, the maximum potential amount of this obligation is $0.7 (2007 – $3.7).

Note 11. Related Party Transactions

Brookfield is a related party by virtue of owning a controlling equity interest in the Company. Acadian is a related party by virtue of the Brookfield's equity holdings in Acadian. All related party transactions are recorded at the exchange amount.

During the quarter, Fraser Papers purchased approximately $1.4 (2007 – $1.6) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $1.4 (2007 – $0.5) related to these purchases.

Fraser Papers has invested in Units of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.2 (2007 – $2.1). The investment is accounted for using the cost method and is included in other assets.

During the quarter, Fraser Papers earned a management fee of $2.1 (2007 – $1.8) from Katahdin. Included in accounts receivable is $2.1 (2007 – $2.5) related to these fees.

During the quarter Fraser Papers sold $0.5 (2007 – $1.3) of goods and services to Katahdin. Included in accounts receivable is $0.4 (2006 – $0.8) related to these sales.

Fraser Papers has entered into 20 year Fibre Supply Agreements with Acadian. During the quarter purchases of fibre from the Fund amounted to $7.4 (2007 – $11.7). Included in accounts payable and accrued liabilities is $0.9 (2007 – $1.0) related to these purchases. In addition the Company's prior equity interest in Acadian generated distributions of $0.6 in the first quarter of 2007.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At March 29, 2008, the Company has entered into forward foreign exchange contracts of CAD$33.5 (2007 – CAD$30.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $69.3 (2007 – $35.2) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

Subsequent to the end of the quarter, the Company agreed to pay a guarantee fee to Brookfield in connection with a guarantee to Fraser Papers' lenders in support of Fraser Papers' credit facility. The fee is equal to an annualized rate of 2% of the maximum amount of the guarantee of $25.0 (or $0.5 per year).

Note 12. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Glen McMillan, Senior Vice President and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **March 29, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2008

signed "*Glen McMillan*"

Glen McMillan
Senior Vice President
and Chief Financial Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, J. Peter Gordon, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **March 29, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2008

signed "*J. Peter Gordon*"

J. Peter Gordon
President and Chief Executive Officer

END